As filed with the Securities and Exchange Commission on July 27, 2001

                                                 Securities Act File No. 2-96612
                                        Investment Company Act File No. 811-4269
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM N-1A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          |X|
                          Pre-Effective Amendment No.                        |_|
                        Post-Effective Amendment No. 19                      |X|
                                     and/or
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      |X|
                               Amendment No. 20                              |X|
                        (Check appropriate box or boxes)

                                  -------------

                         Nomura Pacific Basin Fund, Inc.
               (Exact Name of Registrant as Specified in Charter)

                 180 Maiden Lane
                New York, New York                          10038-4936
    (Address of Principal Executive Offices)                (Zip Code)

        Registrant's Telephone Number, including Area Code (212) 509-1538

                                 John J. Boretti
                         Nomura Pacific Basin Fund, Inc.
                   180 Maiden Lane, New York, N.Y. 10038-4936
                     (Name and Address of Agent for Service)

                                  -------------

                                    Copy to:
                         Sidley Austin Brown & Wood LLP
                             One World Trade Center
                            New York, N.Y. 10048-0557
                       Attention: John A. MacKinnon, Esq.

It is proposed that this filing will become effective (check appropriate box):

      |X|   immediately upon filing pursuant to paragraph (b)
      |_|   on (date) pursuant to paragraph (b)
      |_|   60 days after filing pursuant to paragraph (a)(1)
      |_|   on (date) pursuant to paragraph (a)(1)
      |_|   75 days after filing pursuant to paragraph (a)(2)
      |_|   on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

      |_| this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                  -------------

Title of Securities Being Registered: Common Stock, par value $.10 per share.

================================================================================

PROSPECTUS

                         Nomura Pacific Basin Fund, Inc.
                 180 Maiden Lane, New York, New York 10038-4936
                           (Telephone: 1-800-833-0018)

                                                                          [LOGO]

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This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference.

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The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the prospectus. Any representation to the contrary is a criminal offense.

                  Nomura Asset Management U.S.A. Inc.--Manager
              Nomura Asset Management Co., Ltd.--Investment Advisor
          Nomura Asset Management Singapore Limited--Investment Advisor

                                  July 27, 2001

TABLE OF CONTENTS                                                           Page

Summary ...................................................................    3
      Investment Objective ................................................    3
      Principal Investment Strategies .....................................    3
      Investment Risks ....................................................    3
      Investment Considerations ...........................................    4
      Risk/Return Bar Graph and Table .....................................    5
Fees and Expenses .........................................................    6
Principal Investment Strategies ...........................................    8
Investment Risks ..........................................................   10
Management of the Fund ....................................................   15
Fund Share Pricing ........................................................   15
Purchase of Fund Shares ...................................................   16
      Class A Shares ......................................................   17
      Class B Shares ......................................................   18
      Class Z Shares ......................................................   18
      Initial Sales Charges for Class A Shares ............................   18
      Contingent Deferred Sales Charges for
         Class B Shares ...................................................   19
      You May be Eligible for Reductions and
         Waivers of Contingent Deferred Sales Charges .....................   19
      Distribution (12b-1) Plans ..........................................   19
Selling Fund Shares .......................................................   20
      Selling Shares Through Your Financial Advisor .......................   20
      Selling Shares Directly to the Fund .................................   20
Fund Distributions and Taxes ..............................................   21
Financial Highlights ......................................................   23

Nomura Pacific Basin Fund, Inc.

SUMMARY

Investment Objective

The Nomura Pacific Basin Fund, Inc. (the "Corporation") is a series company currently offering one portfolio, the Pacific Basin Portfolio (the "Fund"). The investment objective of the Fund is to seek long-term capital appreciation.

Principal Investment Strategies

In trying to meet its investment objective, the Fund primarily invests in equity securities of corporations domiciled in Far Eastern or Western Pacific ("Pacific Basin") countries including, but not limited to, Japan, Australia, China, Hong Kong, India, Indonesia, Malaysia, New Zealand, Pakistan, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, and the Philippines. Fund management selects the companies in which the Fund invests using a research-driven value oriented investment approach. Current income from dividends and interest will not be an important factor in selecting the securities in which the Fund will invest. The Fund expects that under normal conditions at least 70% of its assets will consist of securities of companies located in the Pacific Basin. For the most part, these securities will be common stocks or securities convertible into common stock, rights to subscribe for common stock and preferred stocks. Some of the companies in which the Fund invests are located in markets generally considered to be emerging markets. The Fund may invest up to 30% of its total assets in equity securities of non-Pacific Basin companies and in fixed-income obligations.

The Fund cannot guarantee that it will achieve its objective.

Investment Risks

As with any mutual fund, the value of the Fund's investments--and therefore the value of the Fund's shares--may fluctuate. These changes may occur because a particular stock market is going down in value. At other times, there are specific factors that may affect the value of a particular investment. The investments that Fund management selects may underperform the stock market or other funds with similar investment objectives and strategies. If the value of the Fund's investments goes down, you may lose money.

The Fund will invest most of its assets in non-United States securities. Foreign investing involves special risks--including foreign currency risk and the possibility of substantial volatility due to adverse political, economic or other developments. Foreign securities may also be less liquid and harder to value than U.S. securities. Some of the markets in which the Fund may invest are emerging markets. The risks of foreign investing are greater for investments in emerging markets.

You may lose money by investing in the Fund. The Fund may not achieve its investment objective, and is not intended as a complete investment program. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by any government agency.

Investment Considerations

The Fund may be an appropriate investment if you:

o Are investing for long-term goals, such as retirement or funding a child's education.

o     Want a professionally managed portfolio.

o Are looking for a diversified investment opportunity in Pacific Basin markets.

o Are willing to accept the risk that the value of your investment may fluctuate over certain time periods.

o Are willing to accept the risks of foreign investing in order to seek potential long-term returns.

o     Are not looking for a significant amount of current income.

Risk/Return Bar Graph and Table

The bar graph and table shown below provide an indication of the risks of investing in the Fund. The Fund is currently the only portfolio of the Corporation.

The Fund offers Class A shares, Class B shares and Class Z shares. Prior to June 17, 1999, the Corporation only offered one class of shares, which was reclassified as Class Z shares on such date. Class Z shares are not subject to any distribution related sales charges. For a description of the classes, see Purchase of Fund Shares.

The bar graph shows changes in the Fund's performance for Class Z shares for the past ten calendar years. Sales charges are not reflected in the bar graph. The table compares the average annual total returns for the Fund's shares for the periods shown with those of the Morgan Stanley Capital International ("MSCI") Pacific Basin Index. How the Fund performed in the past is not necessarily an indication of how the Fund will perform in the future.

   [The following table was depicted as a bar chart in the printed material.]

Calendar Year

1991                     11.8%
1992                    (12.7%)
1993                     40.5%
1994                      4.2%
1995                      3.5%
1996                      3.1%
1997                    (28.7%)
1998                      0.4%
1999                     65.5%
2000                    (29.0%)

During the period shown in the bar graph, the highest return for a quarter was 25.0% (quarter ended December 31, 1998) and the lowest return for a quarter was (21.4%) (quarter ended December 31, 1997). Performance for the Fund's Class Z shares for the quarter ending June 30, 2001 was 3.2%.

                                          Average Annual Total Returns
                                            (for the calendar year
                                            ended December 31, 2000)
                                          ----------------------------
                                           Past       Past       Past     Since Inception
                                            One       Five        Ten    (July 8, 1985) to
                                           Year       Years      Years    December 31, 2000
                                           ----       -----      -----    -----------------
Pacific Basin Portfolio-Class A* ...      (29.1%)       N/A        N/A            N/A
Pacific Basin Portfolio-Class B* ...      (29.6%)       N/A        N/A            N/A
Pacific Basin Portfolio-Class Z+ ...      (29.0%)     (2.8%)      2.4%          10.0%
MSCI Pacific Basin Index** .........      (25.6%)     (2.3%)      1.8%           9.4%

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*     The initial subscription period for Class A and Class B shares started
      August 2, 1999.

+ Does not include sales charge. Class Z shares were the only shares outstanding during the periods for which performance figures are presented. Class Z shares are the original shares of the Fund. However, only Class A and Class B shares are generally offered to new investors. The performance figures of the Class A and Class B shares would have been lower than those presented for Class Z shares because of the initial and contingent deferred sales charge structures and distribution fees of these two classes. Expense reimbursement was in effect in certain periods, and without such reimbursement performance of the Class Z shares would have been lower. Past performance is not predictive of future performance.

** This unmanaged market capitalization-weighted index is comprised of a representative sampling of stocks of large-, medium-, and small-capitalization companies in Australia, Hong Kong, Japan, New Zealand and Singapore.

FEES AND EXPENSES

This table summarizes the fees and expenses you may pay if you invest in the Fund. Expenses for shares of each Class are based on the Fund's most recently completed fiscal year.

Shareholder Fees

(Fees paid directly from your investment)

                                                                       Class A    Class B    Class Z
                                                                       -------    -------    -------
Maximum Sales Charge (Load) Imposed On
   Purchases (as a percentage of the offering price)...........         5.75%      NONE*      NONE
Maximum Deferred Sales Charge (Load)
   (as a percentage of the original purchase cost
   or redemption proceeds, whichever is lower) ................         NONE**     5.00%      NONE

Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets)

Operating Expenses                                                    Class A      Class B      Class Z
------------------                                                    -------      -------      -------
Management Fees ..............................................          0.75%        0.75%        0.75%
Distribution (12b-1) Fees ....................................          0.25%        1.00%          --
Other Expenses ...............................................        375.33%      375.97%        3.14%
                                                                      ------       ------         ----

Total Annual Fund Operating Expenses .........................        376.33%      377.72%        3.89%
Less Expense Reimbursement ...................................        374.47%      375.21%        2.22%
                                                                      ------       ------         ----

Net Annual Fund Operating Expenses+ ..........................          1.86%        2.51%        1.67%
                                                                      ======       ======         ====

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*     The higher 12b-1 fees borne by Class B shares may cause long-term Class B shareholders to pay more than the total sales charges paid by Class A shareholders.

** A contingent deferred sales charge of up to 1% may be imposed on certain redemptions of Class A shares bought without an initial sales charge.

+ For the period from the date of this prospectus through the end of the Fund's fiscal year on March 31, 2002, the Manager, by separate contractual agreement, has agreed to limit each Class's Net Annual Fund Operating Expenses to 1.90% for Class A shares, 2.65% for Class B shares, and 1.65% for Class Z shares. Absent such contractual agreement, Net Annual Fund Operating Expenses for each Class of shares would be as follows: Class A shares--376.33%; Class B shares--377.72%; and Class Z shares--3.89%.

EXAMPLES

These examples translate the Total Net Annual Fund Operating Expenses shown in the preceding table into dollar amounts. By doing this, you may easily compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example makes certain assumptions. It assumes that you invest $10,000 in the Fund for the time periods shown. It also assumes a 5% return on your investment each year, that you pay the initial or contingent deferred sales charge, if any, that applies to the particular class and that the Fund's operating expenses remain the same based upon a contractual agreement to limit each Class's Net Annual Fund Operating Expenses to 1.90% for Class A shares, 2.65% for Class B shares, and 1.65% for Class Z shares. The example is hypothetical; your actual costs may be higher or lower.

Expenses if you did redeem your shares:

                                    1 year     3 years      5 years    10 years
                                    ------     -------      -------    --------
Class A .......................      $757       $1,138      $1,542      $2,669
Class B .......................      $768       $1,123      $1,605      $2,798*
Class Z .......................      $168         $520        $897      $1,955

Expenses if you did not redeem your shares:

                                    1 year     3 years      5 years    10 years
                                    ------     -------      -------    --------
Class A .......................      $757       $1,138      $1,542      $2,669
Class B .......................      $268         $823      $1,405      $2,798*
Class Z .......................      $168         $520        $897      $1,955

----------

* Reflects the automatic conversion after eight years of Class B shares to Class A shares, which pay lower 12b-1 fees.

PRINCIPAL INVESTMENT STRATEGIES

Any investment carries some level of risk that generally reflects its potential for reward. The Fund's main objective is long-term capital appreciation. The Fund tries to achieve its objective by investing in a portfolio consisting primarily of common stocks of companies located in Pacific Basin countries.

Subject to policies and review of the Board of Directors of the Fund, the allocation of the Fund's assets among the various securities markets in the Pacific Basin countries will be determined by the Manager. In making the allocation of assets among the securities markets, the Manager considers such factors as technological developments in the various countries, the condition and growth potential for the various economies and securities markets, currency and taxation considerations and other pertinent financial, social, national and political factors.

The Fund generally invests at least 70% of its total assets in common stocks or securities convertible into common stocks, rights to subscribe for common stocks and preferred stocks of Pacific Basin issuers. The Fund anticipates that its investment in securities of Japanese corporations will constitute a substantial part of its assets under normal circumstances due to the size and liquidity of the Japanese market and the availability of investment alternatives. The Fund may invest up to 30% of its total assets in equity securities of non-Pacific Basin companies, and in fixed-income obligations.

As a defensive measure, the Fund may invest in other types of securities, including debt securities that are not convertible into common stock, government and money market securities of U.S. and non-U.S. issuers, or cash (foreign currencies or U.S. dollars). The Fund may invest in these other types of securities in whatever amounts the Manager believes are appropriate in light of the general market, economic, or political conditions. Part of the Fund's portfolio normally is held in U.S. dollars or short-term interest bearing U.S. dollar-denominated securities to help pay for redemptions. The Fund does not expect this portion of its portfolio to exceed 10% of net assets. This type of security ordinarily may be sold easily and has limited risk of loss, but earns only limited returns. Short-term investments and temporary defensive positions may reduce the potential for the Fund to achieve its goal of long-term capital appreciation.

The Fund may invest in American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts or other securities convertible into securities of companies located in Pacific Basin countries. These securities are not necessarily denominated in the same currency as the securities into which they may be converted.

The Fund may hedge its portfolio against currency risks. This strategy includes the purchase and sale of forward foreign exchange contracts. The Fund employs hedging activity periodically and its portfolio may not be hedged when movements in currency exchange rates occur.

INVESTMENT RISKS

This section contains a summary discussion of the general risks of investing in the Fund. As with any mutual fund, there can be no guarantee that the Fund will meet its objective or that the Fund's performance will be positive for any period of time.

Stock Market and Selection Risk-- Stock market risk is the risk that the stock market in one or more countries in which the Fund invests will go down in value, including the possibility that the market value will go down sharply and unpredictably. Selection risk is the risk that the investments that the Manager selects will underperform the stock market or other funds with similar investment objectives and strategies.

Foreign Market Risk--Because the Fund primarily invests in foreign securities, it offers investors the potential for more diversification than an investment only in the U.S. This is because stocks traded on foreign markets have often, though not always, performed differently than stocks in the U.S. However, such investments involve special risks not present in U.S. investments that may increase the chances that the Fund will lose money. In particular, prices of foreign securities may fluctuate more than prices of securities traded in the U.S.

Investments in foreign markets also may be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. Any of these actions could severely affect security prices, impair the Fund's ability to purchase or sell foreign securities or transfer the Fund's assets or income back into the U.S., or otherwise adversely affect the Fund's operations. Other foreign market risks include foreign exchange control, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing favorable legal judgments in foreign courts, and political and social instability. Legal remedies available to investors in certain foreign countries may be less extensive than those available to investors in the U.S. or other foreign countries.

Foreign Economy Risk--The economies of certain foreign countries often do not compare favorably with that of the U.S. with respect to such issues as growth of gross national product, reinvestment of capital, resources, and balance of payments position. Certain such economies may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures.

Currency Risk--Securities in which the Fund invests are usually denominated or quoted in currencies other than the U.S. dollar. Changes in foreign currency exchange rates affect the value of the Fund's portfolio. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The risk, generally known as "currency risk," means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

Emerging Markets Risk--Some of the markets in which the Fund may invest generally are considered emerging markets. The risks of foreign investments are usually much greater for emerging markets. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. Since these markets are so small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions, or the actions of a few large investors.

Many emerging markets have histories of political instability and abrupt changes in policies. Certain emerging markets also may face other significant internal or external risks, including the risk of war, and ethnic, religious, and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth.

Governmental Supervision and Regulation/Accounting Standards--Many foreign governments supervise and regulate stock exchanges, broker dealers and the sale of securities less than the U.S. does. Other countries may not have laws to protect investors the way that the U.S. securities laws do. For example, some foreign countries may have no laws or rules against insider trading. Accounting standards in other countries are not necessarily the same as in the U.S. If the accounting standards in another country do not require as much detail as U.S. accounting standards, it may be harder for the Fund's portfolio manager to completely and accurately determine a company's financial condition. Also, brokerage commissions and other costs of buying or selling securities often are higher in foreign countries than they are in the U.S.

Certain Risks of Holding Fund Assets Outside the U.S.--The Fund generally holds its foreign securities and cash in foreign banks and securities depositories. Some foreign banks and securities depositories may be recently organized or new to the foreign custody business. In addition, they also may have operations subject to limited or no regulatory oversight. Also, the laws of certain countries may put limits on the Fund's ability to recover its assets if a foreign bank, depository or issuer of a security or any of their agents goes bankrupt. In addition, it is often more expensive for the Fund to buy, sell and hold securities in certain foreign markets than in the U.S. market due to higher brokerage, transaction, custody and/or other costs. The increased expense of investing in foreign markets typically results in a higher operating expense ratio for the Fund than that of investment companies invested only in the U.S.

Dividends or interest on, or proceeds from the sale of, foreign securities may be subject to foreign withholding taxes. Shareholders may be able to take a credit or a deduction for foreign taxes paid by the Fund if certain requirements are met.

Settlement Risk--Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement, clearance procedures and trade regulations also may involve certain risks (such as delays in payment for delivery of securities) not typically generated by the settlement of U.S. investments. Communications between the U.S. and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of securities certificates. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may be uninvested and not earn any return for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the securities then declines or, if it has contracted to sell the securities to another party, the Fund could be liable to that party for any losses incurred.

Forward Foreign Exchange Contracts--The Fund has authority to deal in forward foreign exchange contracts between currencies of the different countries in which it will invest as a hedge against possible variations in the foreign exchange rates between these currencies. This is accomplished through contractual agreements to purchase or sell a specified currency at a specified future date (up to one year) and price set at the time of the contract. Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline, and precludes the opportunity for gain if the value of the hedged currency should rise.

Illiquid Investments--The Fund may invest up to 15% of its total assets in illiquid securities that it cannot easily resell within seven days at current value or that have contractual or legal restrictions on resale. If the Fund buys illiquid securities it may be unable to quickly resell them or may be able to sell them only at a price below current value.

Rule 144A Securities--Rule 144A securities are restricted securities that may be resold to qualified institutional buyers but not the general public. Rule 144A securities may have an active trading market, but carry the risk that the active trading market may not continue.

Securities Lending--The Fund may lend securities with a value not exceeding 10% of its total assets to financial institutions which provide cash or government securities as collateral. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all.

Repurchase Agreements--The Fund may enter into certain types of repurchase agreements. Under a repurchase agreement, the seller agrees to repurchase a security (typically a security issued or guaranteed by the U.S. Government) at a mutually agreed upon time and price. This insulates the Fund from changes in the market value of the security during the period, except for currency fluctuations. If the seller fails to repurchase the security and the market value declines, the Fund may lose money.

Statement of Additional Information

If you would like further information about the Fund, including how it invests, please see the Statement of Additional Information.

MANAGEMENT OF THE FUND

Nomura Asset Management U.S.A. Inc., the Fund's Manager, manages the Fund's investments and its business operations under the overall supervision of the Corporation's Board of Directors. The Manager has investment advisory agreements with its parent company, Nomura Asset Management Co., Ltd. ("NAM"), and an affiliate, Nomura Asset Management Singapore Limited ("NAM-Singapore"), under which the Manager may pay a fee for services it receives. NAM and NAM-Singapore provide investment recommendations to the Manager, which has the responsibility for making all investment decisions for the Fund. Mr. Kazuhiko Hama, President of the Fund and President of the Manager, is primarily responsible for the day-to-day management of the Fund's portfolio. Mr. Hama has held such responsibilities for the Fund and has served as President of the Manager since June 19, 2001. Mr. Hama was a director of NAM (formerly The Nomura Securities Investment Trust Management Co., Ltd.) from 1996 to 1998, Senior Officer of NAM from 1999 to 2000, and Management Executive of NAM from 2000 to June 2001. The Fund has agreed to pay the Manager a fee at the annual rate of 0.75% of the average daily net assets of the Fund.

NAM had approximately $168 billion in assets under management as of March 31, 2001.

FUND SHARE PRICING

The price of the Fund's shares is based on its net asset value ("NAV"). The NAV per share of each class equals the total value of its assets, less its liabilities, divided by the number of its outstanding shares. Shares are only valued as of the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time) each day the New York Stock Exchange is open.

The Fund values its investments for which market quotations are readily available at market value. It values short-term investments that will mature within 60 days at amortized cost, which approximates market value. It values all other investments and assets at their fair value as determined in good faith by or under the direction of the Board of Directors.

The Fund translates prices for its investments quoted in foreign currencies into U.S. dollars at current exchange rates. As a result, changes in the value of those currencies in relation to the U.S. dollar may affect the Fund's NAV. Because Pacific Basin markets may be open at different times than the New York Stock Exchange, the value of the Fund's shares may change on days when shareholders are not able to buy or sell them. If events materially affecting the values of the Fund's Pacific Basin investments occur between the close of the Pacific Basin markets and the close of regular trading on the New York Stock Exchange, these investments will be valued at their fair value.

PURCHASE OF FUND SHARES

You may open a Fund account with as little as $2,000 and make additional investments at any time with as little as $250. The Fund sells its shares at the applicable offering price, which is the NAV plus any applicable sales charge. Your financial advisor or State Street Bank and Trust Company (the "Transfer Agent") generally must receive your completed buy order before the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time) for your shares to be purchased at that day's offering price.

The address of the Transfer Agent is
State Street Bank and Trust Company
P.O. Box 8500
North Quincy, Massachusetts 02171-8500

You may buy shares

o Through a financial advisor. Your financial advisor will be responsible for furnishing all necessary documents to the Transfer Agent, and may charge you for such services.

o Through systematic investing. You may make regular investments of $50 or more each month through automatic deductions from your bank checking or savings account. Application forms are available through your financial advisor or the Transfer Agent at 1-800-680-1836.

o Through an authorized broker or agent. You may purchase shares of the Fund through an authorized broker or agent. You may be charged a fee for transactions in Fund shares effected through an authorized broker or agent.

o You also may complete an order form and write a check for the amount you wish to invest, payable to the Fund. Forward the check and completed form to the Transfer Agent.

The Fund may refuse any order to buy shares if the Fund determines that doing so would be in the best interests of the Fund and its shareholders.

This prospectus offers you a choice of three Classes of Fund shares: A, B, and
Z. This allows you to choose among different types of sales charges and different levels of ongoing operating expenses, as illustrated in the Fees and Expenses section. The Class of shares that is best for you depends on a number of factors, including the amount you plan to invest and how long you plan to hold the shares. Below is a summary of the differences among the Classes of shares.

Class A Shares

o     Initial sales charge of up to 5.75%.

o     Lower annual expenses than Class B shares because of lower 12b-1 fees.

o     Lower initial sales charge for investments of $50,000 or more.

o No contingent deferred sales charge (except on certain redemptions of shares bought without an initial sales charge).

Class B Shares

o     No initial sales charge; your entire investment goes to work for you.

o     Higher annual expenses than Class A shares because of higher 12b-1 fees.

o Convert automatically to Class A shares after 8 years, reducing future 12b-1 fees.

o Orders for Class B shares for $250,000 or more are treated as orders for Class A shares or refused.

o Contingent deferred sales charge of up to 5% if you sell shares within 6 years after you bought them.

Class Z Shares

o     No initial sales charge; your entire investment goes to work for you.

o     No 12b-1 fee.

o     Shares only available to:

      1.    Existing Class Z shareholders.
      2.    Current and retired Directors of the Fund.
      3. Directors and current and retired full time employees of the Manager.

Initial Sales Charges for Class A Shares

                                            Class A initial sales charges as a percentage of:
                                            -------------------------------------------------
Amount of purchase at offering price             Net amount invested      Offering price*
------------------------------------             -------------------      ---------------
Under $50,000 ................................            6.10%                5.75%
$50,000 but under $100,000 ...................            4.71                 4.50
$100,000 but under $250,000 ..................            3.63                 3.50
$250,000 but under $500,000 ..................            2.56                 2.50
$500,000 but under $1,000,000 ................            2.04                 2.00
$1,000,000 and above .........................          None**               None**

----------

*     Offering price includes initial sales charge.

** Shares are purchased at NAV. However, a contingent deferred sales charge of up to 1% may apply to Class A shares purchased without an initial sales charge, if redeemed within one year after purchase.

Contingent Deferred Sales Charges for Class B Shares

If you sell (redeem) Class B shares within six years after you bought them, you generally will pay a contingent deferred sales charge according to the following schedule:

Year after purchase ..........     1     2     3     4     5     6    7+

Charge .......................    5%     4%    3%   3%    2%    1%    0%

Contingent deferred sales charges are based on the lower of the shares' cost or current value. Shares not subject to any contingent deferred sales charge will be redeemed first, followed by shares held the longest. You may sell shares acquired by reinvestment of distributions without a charge at any time.

You May be Eligible for Reductions and Waivers of Contingent Deferred Sales Charges. Contingent deferred sales charges may be reduced or waived under certain circumstances and for certain groups. Information about reductions and waivers of contingent deferred sales charges is included in the Statement of Additional Information. As described in the Statement of Additional Information, Class A shares may be sold without an initial sales charge or a contingent deferred sales charge to fee-based brokerage or advisory accounts maintained for clients of broker dealers, financial institutions, investment advisors or other financial intermediaries. You may consult your financial advisor or Funds Distributor, Inc. ("FDI") for assistance.

Distribution (12b-1) Plans. The Fund has adopted distribution plans to pay for the marketing of Fund shares and for services provided to shareholders. The plans provide for payments at the annual rates (based on average net assets) of up to 0.25% on Class A shares and up to 1.00% on Class B shares. Because these fees are paid out of the Fund's assets on an ongoing basis, they will increase the cost of your investment. The higher fees for Class B shares may cost you more over time than paying the initial sales charge for Class A shares.

SELLING FUND SHARES

You may sell your shares back to the Fund any day the New York Stock Exchange is open, either through your financial advisor or directly to the Fund. Payment for a redemption of shares may be delayed until the Fund collects the purchase price of such shares, which may take up to 15 calendar days after the purchase date.

Selling Shares Through Your Financial Advisor. Your financial advisor must receive your request in proper form before the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time) for you to receive that day's NAV, less any applicable contingent deferred sales charge. Your financial advisor is responsible for furnishing all necessary documents to the Transfer Agent on a timely basis and may charge you for such services.

Selling Shares Directly to the Fund. The Transfer Agent must receive your request in proper form before the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time) in order to receive that day's NAV, less any applicable contingent deferred sales charge.

By mail. Send a signed letter of instruction to the Transfer Agent. If you have certificates for the shares you want to sell, you must include them along with completed stock power forms.

By telephone. You may use a Telephone Redemption Privilege to redeem shares as long as you previously elected this procedure in writing and the shares are held at the Transfer Agent. Unless you indicate otherwise on the account application, the Transfer Agent will be authorized to accept redemption and transfer instructions received by telephone.

The Telephone Redemption Privilege is not available if there are certificates for your shares. The Telephone Redemption Privilege may be modified or terminated without notice. A signature guarantee letter is required for redemptions over $25,000.

Additional documents. If you:

o     sell shares with a value of $25,000 or more, or

o want your redemption proceeds sent to an address other than your address as it appears on the Transfer Agent's records, or

o have notified the Transfer Agent of a change in address within the preceding 15 business days.

The Transfer Agent usually requires additional documents for the sale of shares by a corporation, partnership, agent or fiduciary, or a surviving joint owner. Contact the Transfer Agent for details.

When will the Fund pay me? The Fund generally sends payment for your shares the business day after your request is received in proper form. Under unusual circumstances, the Fund may suspend redemptions, or postpone payment for more than seven business days, as permitted by Federal securities law.

FUND DISTRIBUTIONS AND TAXES

The Fund distributes any net investment income and any net realized capital gains at least once a year. You may choose to:

o     reinvest all distributions in additional shares; or

o receive any dividends from net investment income in cash while reinvesting capital gains distributions in additional shares; or

o receive any distributions from capital gains distributions in cash while reinvesting dividends from net investment income in additional shares; or

o     receive all distributions in cash.

If you do not select an option when you open your account, all distributions will be reinvested. If you do not cash a distribution check within a six month period or notify the Transfer Agent to issue a new check, the distribution will be reinvested in the Fund at the current NAV and all future dividends will be reinvested in the Fund. You will not receive any interest on uncashed distribution or redemption checks. Similarly, if any correspondence sent by the Fund or the Transfer Agent is returned as "undeliverable," Fund distributions will automatically be reinvested in the Fund.

For Federal income tax purposes, distributions of investment income are taxable as ordinary income. The tax applicable to distributions of capital gains is determined by how long the Fund had owned the investments sold rather than how long you have owned your Fund shares. Distributions of gains from investments that the Fund owned for more than one year will be taxable as capital gains. Distributions of gains from investments that the Fund owned for one year or less will be taxable as ordinary income. Distributions are taxable whether you receive them in cash or reinvest them in additional shares. Distributions are taxable to you even if they are paid from income or gains earned by the Fund before your investment (and thus were included in the price you paid for your shares).

The Fund's investments in foreign securities may be subject to foreign withholding and other taxes. In that case, the Fund's yield on those securities would be decreased. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Shareholders may be entitled to claim a credit or deduction with respect to foreign taxes if certain requirements are met.

Any gain resulting from the sale or exchange of your shares generally will be subject to tax, and the applicable tax will depend on how long you have held the Fund shares. You should consult your tax advisor for more information on your own tax situation, including possible foreign, state and local taxes.

FINANCIAL HIGHLIGHTS

The Financial Highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share held throughout the year. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund, assuming reinvestment of all dividends and distributions. This information, has been audited by PricewaterhouseCoopers LLP, whose report along with the Fund's financial statements, are included in the Fund's annual report to shareholders, which is available upon request.

FINANCIAL HIGHLIGHTS

Selected per share data and ratios for a share of common stock outstanding throughout each period:

                                                                               August 2, 1999
                                                         For the Year        (commencement of
                                                             Ended         Class share offering)
                                                        March 31, 2001     through March 31, 2000
                                                     ------------------    ----------------------
                                                     Class A     Class B    Class A      Class B
                                                     shares      shares      shares       shares
                                                     ------      ------      ------       ------
Net asset value, beginning of period: ........       $17.09      $17.04      $13.95       $13.95
                                                     ------      ------      ------       ------

Income from investment operations:
  Net investment loss+ .......................        (0.09)      (0.18)      (0.05)       (0.14)
  Net realized and unrealized gain (loss)
     on investments and foreign currencies+ ..        (6.30)      (6.26)       3.19         3.23
                                                     ------      ------      ------       ------
  Total from investment operations ...........        (6.39)      (6.44)       3.14         3.09

Distributions to shareholders from:
  Net investment income ......................           --          --          --           --
  Net realized capital gains .................           --          --          --           --
                                                     ------      ------      ------       ------
Total distributions ..........................           --          --          --           --
                                                     ------      ------      ------       ------
Net asset value, end of period ...............       $10.70      $10.60      $17.09       $17.04
                                                     ======      ======      ======       ======
Total investment return ......................        (37.4%)     (37.8%)      22.5%        22.2%

Ratio to average net assets/supplemental data:
  Net assets, end of period (000) ............           $8          $7         $12          $12
  Operating expenses, net of
    reimbursement ............................         1.86%       2.51%       1.80%*       2.27%*
  Total expenses .............................       376.33%     377.72%     368.73%*     367.31%*
  Net investment loss ........................        (0.68%)     (1.32%)     (0.49%)*     (1.32%)*
  Portfolio turnover .........................           98%         98%         83%          83%

                                                                             Class Z shares
                                                                      For the Year Ended March 31,
                                                         ------------------------------------------------------

                                                         2001        2000        1999        1998        1997
                                                         ----        ----        ----        ----        ----
Net asset value, beginning of period: ........          $17.11      $11.63      $10.61      $13.76      $16.52
                                                        ------      ------      ------      ------      ------

Income from investment operations:
  Net investment loss+ .......................           (0.07)      (0.09)      (0.03)      (0.07)      (0.14)
  Net realized and unrealized gain (loss)
     on investments and foreign currencies+ ..           (6.32)       5.57        1.05       (3.01)      (0.87)
                                                        ------      ------      ------      ------      ------
  Total from investment operations ...........           (6.39)       5.48        1.02       (3.08)      (1.01)

Distributions to shareholders from:
  Net investment income ......................              --          --          --       (0.04)      (0.28)
  Net realized capital gains .................              --          --          --       (0.03)      (1.47)
                                                        ------      ------      ------      ------      ------
Total distributions ..........................              --          --          --       (0.07)      (1.75)
                                                        ------      ------      ------      ------      ------
Net asset value, end of period ...............          $10.72      $17.11      $11.63      $10.61      $13.76
                                                        ======      ======      ======      ======      ======
Total investment return ......................           (37.3%)      47.1%        9.6%      (22.4%)      (6.9%)

Ratio to average net assets/supplemental data:
  Net assets, end of period (000) ............          $9,180     $18,679     $12,725     $13,736     $22,128
  Operating expenses, net of
    reimbursement ............................            1.67%       1.89%       2.50%       2.49%       2.21%
  Total expenses .............................            3.89%       3.16%       3.35%       2.91%       2.21%
  Net investment loss ........................           (0.49%)     (0.62%)     (0.33%)     (0.55%)     (0.87%)
  Portfolio turnover .........................              98%         83%         48%         45%         62%

----------
+     Based on average shares outstanding.
*     Annualized

Manager

     Nomura Asset Management U.S.A. Inc.
     180 Maiden Lane
     New York, New York 10038-4936

Investment Advisors

     Nomura Asset Management Co., Ltd.
     1-14, 2-chome, Nihonbashi, Chuo-ku,
     Tokyo 103-8260, Japan

     Nomura Asset Management
       Singapore Limited
     6 Battery Road
     Singapore 049909

Distributor

     Funds Distributor, Inc.
     60 State Street
     Boston, Massachusetts 02109

Custodian

     State Street Bank and Trust Company
     P.O. Box 8500
     North Quincy, Massachusetts 02171-8500

Shareholder Servicing Agent

     State Street Bank and Trust Company
     P.O. Box 8500
     North Quincy, Massachusetts 02171-8500

Counsel

     Sidley Austin Brown & Wood LLP
     One World Trade Center
     New York, New York 10048-0557

Independent Accountants

     PricewaterhouseCoopers LLP
     1177 Avenue of the Americas
     New York, New York 10036-2798

                               ACCOUNT APPLICATION
                         NOMURA PACIFIC BASIN FUND, INC.

                                     [LOGO]

                                1-(800)-833-0018

--------------------------------------------------------------------------------
1. ACCOUNT REGISTRATION (Please print or type. Check only one box)
--------------------------------------------------------------------------------

|_|   Individual
|_| Joint Tenant (For Joint Owners, Rights of Survivorship is assumed unless otherwise specified)
|_|   Tenants in Common
|_|   Uniform Gift to Minors Act (UGMA) or Uniform Transfer to Minors Act
      (UTMA)-use the name of the adult custodian on the shareholder line and the name of the child on the co-shareholder line. Use the child's Social Security number.
|_| Trust Account-please indicate the name(s) of the trustee(s) authorized to act on behalf of the trust on the shareholder line and the name of the trust and date of the trust on the co-shareholder line.
|_| I am a Dealer Firm registered representative or employee entitled to NAV purchases of Class A shares.
|_|   Other form of ownership (please specify)__________________________________

_______________________________     ____________________________________________
Name of shareholder                 Social Security number or taxpayer ID number
                                    (required by law) or submit W-8 Form.
_______________________________
Name of co-shareholder (if any)

_______________________________     ____________________________________________
Address                             Telephone number

_______________________________     ____________________________________________
City       State       Zip Code     Citizenship

--------------------------------------------------------------------------------
2. ESTABLISHING YOUR ACCOUNT
--------------------------------------------------------------------------------

SHARE CLASS TO BE PURCHASED      |_| A      |_| B      |_| Z

|_| A. A check in the amount of $______________ payable to Nomura Pacific Basin Fund, Inc. is enclosed ($2,000 initial purchase or $250 subsequent purchase)

|_| B. A purchase in the amount of $_____________ was made through the Dealer named below on Date ___/___/___, Confirmation # ____________.

|_| C. I/ We wish to authorize monthly investments from my/our checking account in the amount of $_______________ (minimum $50) into Nomura Pacific Basin Fund, Inc. I/We authorize State Street Bank & Trust Company to debit my/our account via ACH for this amount on the |_| 10th or |_| 25th of each month and agree to the terms and conditions as set forth in the Prospectus.
            ATTACH A "VOID" CHECK TO THIS APPLICATION.

--------------------------------------------------------------------------------
3. DISTRIBUTION OPTION (If not completed, Option A will be assigned)
--------------------------------------------------------------------------------

|_|  A.     Reinvest all dividends and capital gains.
|_|  B.     Dividends to be paid in cash; capital gains to be reinvested.
|_|  C.     Pay all dividends and capital gains in cash.

Cash distribution should be sent to:      |_|  Address of Record, or
                                          |_|  Special Payee, as follows:

________________________________________________________________________________
Name

________________________________________________________________________________
Address                          City              State                Zip Code

--------------------------------------------------------------------------------
4. TELEPHONE REDEMPTIONS
--------------------------------------------------------------------------------

THE PRIVILEGE AUTOMATICALLY APPLIES UNLESS BOX IS CHECKED.

|_|   NO, I/We would not like the telephone redemption privilege.

NOTE: A SIGNATURE GUARANTEE LETTER IS REQUIRED FOR REDEMPTIONS OVER $25,000. See
      Prospectus for details.

--------------------------------------------------------------------------------
5. REDEMPTIONS TO A BANK ACCOUNT, if this section is not completed, proceeds will be sent to the address in Section 1.
--------------------------------------------------------------------------------

Please send proceeds of redemptions requested to:

_______________________________________       __________________________________
Name of Bank                                  ABA Routing Number

________________________________________________________________________________
Address              City                       State                   Zip Code

_______________________________________       __________________________________
Registration of Bank Account                  Bank Account Number

I/We elect to utilize redemptions via o ACH or o Federal Wire to the bank account named above. If Wire, please provide the bank's ABA Routing Number above.

--------------------------------------------------------------------------------
6. RIGHT OF ACCUMULATION (Optional)
--------------------------------------------------------------------------------

|_| I/We own shares in more than one account, which may entitle a reduced sales charge. Please link my/our account numbers to qualify (Attach an additional sheet if necessary):

__________________________   ________________________   ________________________

|_| The registrations of some of my accounts differ. Their account numbers are:

__________________________   ________________________   ________________________

See Statement of Additional Information for details.

--------------------------------------------------------------------------------
7. STATEMENT OF INTENTION (Optional)
--------------------------------------------------------------------------------

I/We understand that through accumulated investments I/We can reduce the sales charges on Class A Shares. I/We intend to invest over a 13-month period beginning (date)______________ in shares of one or more of the funds listed for an aggregate amount of at least:

|_| $50,000      |_| $100,000     |_| $250,000     |_| $500,000
|_| $1,000,000   |_| amendment to existing Statement of Intention

I/We understand that by entering into a Statement of Intention, shares will be escrowed to guarantee payment of any sales charge due if I/We invest less than the agreed upon amount within 13 months. See Statement of Additional Information for details.

--------------------------------------------------------------------------------
8. SIGNATURES AND CERTIFICATION
--------------------------------------------------------------------------------

I am of legal age and have read the current prospectus(es) and this application. I agree to the terms thereof including any amendments thereto. I hold harmless and indemnify FDI, the mutual fund for which it is distributor ("Nomura Pacific Basin Fund, Inc.") and each of their respective partners, affiliates, directors, officers, employees and agents from any losses, expenses, costs or liability (including attorney fees) which I may incur in connection with my instructions in this application and any other instructions given in writing, by telephone or electronically reasonably believed to be genuine. Under the penalty of perjury, I certify that (1) the Social Security Number or Taxpayer Identification Number shown on this form is my correct Taxpayer Identification Number, and (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest and dividends, or the IRS has notified me that I am no longer subject to backup withholding. If I am affiliated with, or work for, a NASD member firm, I will attach information concerning my employment. This application shall apply to any Nomura Pacific Basin Fund, Inc. account I establish at any later date unless specifically changed in writing.

|_| Social Security/Tax I.D. Number applied for.

________________________ ___/___/___  _____________________________  ___/___/___
Signature                Date         Signature of Co-Owner (if any) Date

--------------------------------------------------------------------------------
9. DEALER AUTHORIZATION (FOR DEALER COMPLETION ONLY)
--------------------------------------------------------------------------------

__________________________________________       _______________________________
Representative Name             Rep Number       Branch Number

________________________________________________________________________________
Branch Office Address                 City                State         Zip Code

__________________________________________       _______________________________
Representatives Phone Number

__________________________________________       _______________________________
Dealer Name                                      Dealer Number

________________________________________________________________________________
Dealer Main Office Address            City                State         Zip Code

__________________________________________       ____/___/___
Dealers Authorized Signature                     Date

--------------------------------------------------------------------------------
10. MAILING ADDRESS
--------------------------------------------------------------------------------

State Street Bank and Trust Company
P.O. Box 8500
North Quincy, MA 02171-8500

================================================================================

More information about Nomura Pacific Basin Fund, Inc.

The Fund's Statement of Additional Information ("SAI") and annual and semi-annual reports to shareholders include additional information about the Fund. The SAI, and the report of the independent accountants and financial statements included in the Fund's most recent annual report to its shareholders, are incorporated by reference into this prospectus, which means they are part of this prospectus for legal purposes. The Fund's annual report discusses the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. You may get free copies of these materials, request other information about the Fund, or make shareholder inquiries, by contacting your financial advisor or the Transfer Agent or by calling the Manager toll free at 1-800-833-0018.

Internet Address www.nomura-asset.com

You may review and copy information about the Fund, including its SAI, at the Securities and Exchange Commission's public reference room in Washington, D.C. You may call the Commission at 1-800-SEC-0330 for information about the operation of the public reference room. You may also access reports and other information about the Fund on the Commission's Internet site at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-6009. You may need to refer to the Fund's file number which is 811-4269.

Nomura Pacific Basin Fund, Inc.
180 Maiden Lane
New York, New York 10038-4936
1-800-833-0018

No broker dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, the Manager, the Investment Advisors or the Distributor. This prospectus does not constitute an offering in any state in which such offering may not lawfully be made.

================================================================================

================================================================================

                              Nomura Pacific Basin
                                   Fund, Inc.

                                     [LOGO]

                                   Prospectus

                                  July 27, 2001

================================================================================

STATEMENT OF ADDITIONAL INFORMATION

                                                                          [LOGO]

                           Nomura Pacific Basin Fund, Inc.
                   180 Maiden Lane, New York, New York 10038-4936
                             (Telephone: 1-800-833-0018)

================================================================================

      Nomura Pacific Basin Fund, Inc. (the "Corporation") is a series company currently offering one portfolio, the Pacific Basin Portfolio (the "Fund"). The Fund seeks long-term capital appreciation primarily through investments in equity securities of corporations domiciled in Far Eastern and Western Pacific ("Pacific Basin") countries including, but not limited to Japan, Australia, China, Hong Kong, India, Indonesia, Malaysia, New Zealand, Pakistan, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, and the Philippines. Nomura Asset Management U.S.A. Inc. acts as the Manager for the Fund. Nomura Asset Management Co., Ltd. ("NAM") and Nomura Asset Management Singapore Limited ("NAM-Singapore") act as the Investment Advisors for the Fund. The Manager and the Investment Advisors are affiliated with The Nomura Securities Co., Ltd.

================================================================================

      This Statement of Additional Information of the Corporation is not a prospectus and should be read in conjunction with the prospectus of the Corporation, bearing the same date as this Statement of Additional Information, which has been filed with the Securities and Exchange Commission and is available without charge upon request by calling or writing the Fund. This Statement of Additional Information has been incorporated by reference into the prospectus, and the prospectus is incorporated by reference into this Statement of Additional Information. The Corporation's audited financial statements are incorporated in this Statement of Additional Information by reference to its 2001 annual report to shareholders. You may request a copy of the annual report at no charge by calling the Fund at 1-800-833-0018.

                  Nomura Asset Management U.S.A. Inc.--Manager
              Nomura Asset Management Co., Ltd.--Investment Advisor
          Nomura Asset Management Singapore Limited--Investment Advisor

                                  July 27, 2001

INVESTMENT OBJECTIVE AND POLICIES

      The investment objective of the Fund is to seek long-term capital appreciation primarily through investments in equity securities of corporations domiciled in Pacific Basin countries including, but not limited to, Japan, Australia, China, Hong Kong, India, Indonesia, Malaysia, New Zealand, Pakistan, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, and the Philippines. Current income from dividends and interest will not be an important consideration in selecting portfolio securities. Reference is made to "Summary--Investment Objective", "Principal Investment Strategies" and "Investment Risks" in the prospectus.

      The Fund anticipates that under normal conditions at least 70% of the Fund's assets will consist of Pacific Basin corporate securities, primarily common stock and, to a lesser extent, securities convertible into common stock, and rights to subscribe for common stock and preferred stocks. The Fund anticipates that its investment in securities of Japanese corporations will constitute a substantial part of its assets under normal circumstances due to the size and liquidity of the Japanese market and the availability of investment alternatives. The Fund may also invest up to 30% of its total assets in equity securities of non-Pacific Basin Companies and in fixed-income obligations.

      At various times over the past few decades, certain foreign economies, especially in the Pacific Basin region, have grown faster than the United States' economy, and the return on equity investments in these markets during many periods has been superior to similar investments in the U.S. The securities markets of the Pacific Basin region have at times in the past moved relatively independently of one another due to different economic, financial, political and social factors. To the extent the various markets move independently, total portfolio volatility tends to be reduced when the various markets are combined into a single portfolio. A low correlation, however, may reduce the gains the Fund might otherwise derive from movements in a particular market. Exchange rates frequently move independently of securities markets in a particular country. As a result, gains or losses in a particular securities market may be affected by changes in exchange rates.

      The Fund will attempt to maximize opportunity and reduce risk by investing in a diversified portfolio of companies in different stages of development. Portfolio companies will range from large, well-established companies to medium-sized companies and smaller, less seasoned companies in an earlier stage of development.

      Investments in larger companies present certain advantages in that such companies generally have greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities, and more stability and greater depth of management and technical personnel. Investments in smaller, less seasoned companies may present greater opportunities for growth but also involve greater risks than customarily are associated with more established companies. The securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies. These companies may have limited product lines, markets or financial resources, or they may be dependent upon a limited management group. Their securities may be traded only in the over-the-counter market or on a regional securities exchange and may not be traded every day or in the volume typical of trading on a major securities exchange. As a result, the disposition by the Fund of portfolio securities to meet redemptions or otherwise may require the Fund to sell these securities at a discount from market prices or during a period when such disposition is not otherwise desirable or to make many small sales over a lengthy period of time. However, the Fund has adopted an investment restriction pursuant to which it may not invest in securities which are subject to restrictions on resale, or which are not otherwise readily marketable, if as a result more than 15% of its total assets would be invested in such securities. See "Investment Restrictions".

      Although there can be no assurance that the conditions described above will continue in the future, or that Nomura Asset Management U.S.A. Inc. (the "Manager") will be able to identify and invest in companies participating in the faster growing foreign economies and markets, the Manager believes that investment in foreign securities offers significant potential for prospective long-term capital appreciation and an opportunity to achieve effective investment diversification. The investment program of the Fund has been developed in light of these beliefs.

      Among the countries in the Pacific Basin region, direct investments in listed securities in certain countries by non-residents have historically been limited, due to limitations set by the respective governments. The Fund may invest in the shares of investment companies organized to invest in such markets subject to the provisions of the Investment Company Act of 1940 and the policies and review of the Board of Directors of the Corporation. The applicable limitations under the Investment Company Act of 1940 are discussed under "Investment Restrictions".

      If the Fund purchases securities of other investment companies, the management fee paid by the Fund to the Manager will be proportionately reduced to reflect the amount of management or other investment advisory fees paid by such investment companies attributable to the value of the Fund's investment in such companies.

      Subject to policies and review of, and overall supervision by, the Board of Directors of the Corporation, the allocation of the Fund's assets among the various securities markets in the Pacific Basin countries will be determined by the Manager. In making the allocation of assets among the securities markets, the Manager will consider such factors as technological developments in the various countries, the condition and growth potential for the various economies and securities markets, currency and taxation considerations and other pertinent financial, social, national and political factors. Under certain adverse investment conditions, the Fund may restrict the securities markets in which its assets will be invested, and may increase the proportion of assets invested in U.S. Government and money market securities.

      The Fund reserves the right as a defensive measure to invest in non-convertible fixed income securities denominated in currencies of Pacific Basin countries and in the U.S. dollar. (For this purpose, investments made for defensive purposes will be maintained only during periods in which the Manager, subject to review by the Board of Directors, determines that economic or financial conditions are adverse for holding equity securities of Pacific Basin corporate issuers.) Securities held for defensive purposes, which include non-convertible preferred stock, debt securities, government securities issued by U.S. and Pacific Basin countries and money market securities, may be held in such proportions as in the opinion of the Manager, prevailing market or economic conditions warrant. Debt securities that may be held by the Fund include Euro-yen securities, which are debt securities denominated in Japanese yen issued in the Euromarket. The Fund also may hold cash (in U.S. dollars or Pacific Basin currencies) or short-term securities denominated in such currencies to provide for redemptions; it is not expected that such reserve for redemptions will exceed 10% of the Fund's assets.

      Money market securities which may be held for defensive purposes or to provide for redemptions include short-term corporate or government obligations and bank certificates of deposit. The Fund may invest in securities subject to repurchase agreements with banks and securities companies, which are instruments under which the purchaser (i.e., the Fund) acquires a debt security and the seller agrees, at the time of sale, to repurchase the obligation at a mutually agreed upon time and price, thereby determining the yield during the purchaser's holding period. Repurchase agreements may be construed to be collateralized loans by the purchaser to the seller secured by the securities transferred to the purchaser. The underlying securities will be limited to those which otherwise qualify for investment by the Fund. In addition, the Fund will require the seller to provide additional securities to it if the market value of the securities falls below the repurchase price at any time during the term of the repurchase agreement. In the event of default by the seller under a repurchase agreement, the Fund may suffer time delays and incur costs or losses in connection with the disposition of underlying securities. The Fund will not enter into repurchase agreements maturing in more than seven days.

      The Fund may invest in warrants. A warrant gives the Fund the right to buy a quantity of stock. The warrant specifies the amount of underlying stock, the purchase (or "exercise") price, and the date the warrant expires. The Fund has no obligation to exercise the warrant and buy the stock. A warrant has value only if the Fund may either exercise it or sell it before it expires. If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the Fund loses any amount it paid for the warrant. Thus, investments in warrants may involve substantially more risk than investments in common stock.

Warrants may trade in the same markets as their underlying stock; however, the price of the warrant does not necessarily move with the price of the underlying stock.

      The Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") or other securities convertible into securities of foreign issuers. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a U.S. bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe, typically by banking institutions in London and Brussels, which evidence a similar ownership arrangement. GDRs are receipts issued globally, typically by banking institutions, and evidence a similar ownership arrangement. Generally ADRs, in registered form, are designed for use in the U.S. securities markets, and EDRs, in bearer form, are designed for use in European securities markets. GDRs are tradable both in the U.S. and Europe and are designed for use throughout the world.

Special Considerations and Risks

      Investing on an international basis involves certain considerations and risks which are not typically associated with investing in U.S. securities. Since the Fund will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the values of the Fund's portfolio securities and the unrealized appreciation or depreciation of investments. Pacific Basin corporations are not generally subject to uniform accounting, auditing and financial reporting standards, or to practices and requirements comparable to those applicable to U.S. corporations. There may also be less government supervision and regulation of Pacific Basin securities exchanges, broker dealers and listed companies than exists in the U.S. In addition, there maybe the possibility of expropriation of assets, confiscatory taxation, political, economic or social instability or diplomatic developments which could affect assets of the Fund held in Pacific Basin countries. Moreover, certain Pacific Basin economies may also differ adversely from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

      Many of the securities held by the Fund will not be registered with the Securities and Exchange Commission nor will the issuers thereof be subject to the reporting requirements of such agency. Accordingly, there may be less publicly available information about Pacific Basin companies and governments compared to reports and ratings published about U.S. companies. Although many Pacific Basin financial markets have grown in volume of trading activity, securities of some Pacific Basin companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Brokerage commissions and other transaction costs on Pacific Basin securities exchanges are generally higher than in the U.S. Pacific Basin markets also have different clearance and settlement procedures, and in certain markets there have been periods when settlements have been unable to keep pace with the volume of securities transactions. The inability to make intended purchases or dispositions of securities due to settlement problems could result in losses to the Fund.

      The Fund's dealings in forward foreign exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward foreign currency with respect to specific receivables or payables of the Fund arising from the purchase and sale of its portfolio securities, the sale and redemption of shares of the Fund or the payment of dividends and distributions by the Fund. Position hedging is the sale of forward foreign currency with respect to portfolio security positions. The Fund will not speculate in forward foreign exchange.

      The Fund may from time to time lend securities from its portfolio, with a market value not exceeding 10% of its total assets at the time of the loan, to banks, broker dealers and other financial institutions and receive collateral in cash or securities issued or guaranteed by the U.S. Government or its instrumentalities which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. During the period of such a loan, the Fund will receive income on both the loaned securities and the collateral or on the investment of any cash received as collateral and thereby increase its yield. With respect to the lending of portfolio securities, there is the risk of failure by the borrower to return the securities involved in such transactions, in which event the Fund may incur a loss.

      The operating expense ratio of the Fund can be expected to be higher than that of an investment company investing exclusively in domestic securities since the expenses of the Fund, such as custodial costs, management fees, and/or other costs, are higher.

Investment Restrictions

      The Fund has adopted a number of fundamental restrictions and policies relating to the investment of its assets and its activities. The fundamental policies set forth below may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities, which for this purpose under the Investment Company Act of 1940 means the lesser of (i) 67% of the shares represented at the meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. Under the fundamental investment restrictions the Fund may not:

      1. Invest in the securities of any one issuer if, immediately after and as a result of such investment, the value of the holdings of the Fund in the securities of such issuer exceed 5% of the Fund's total assets, taken at market value, except that such restrictions shall not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or with respect to 25% of the Fund's total assets, to securities issued or guaranteed by the government of any country which is a member of the Organization for Economic Co-operation and Development.

      2. Invest in the securities of a single issuer if, immediately after and as a result of such investment, the Fund owns more than 10% of the outstanding securities, or more that 10% of the outstanding voting securities, of such issuer.

      3. Invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry (excluding the U.S. Government and its agencies and instrumentalities).

      4. Make investments for the purpose of exercising control of management.

      5. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed-end investment companies where no underwriter or broker dealer's commission or profit, other than customary broker dealer's commission, is involved and only if immediately thereafter not more than 10% of the Fund's total assets, taken at market value, would be invested in such securities.

      6. Purchase or sell real estate; provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interest therein.

      7. Purchase or sell commodities or commodity contracts, provided that this restriction shall not be deemed to prohibit forward foreign exchange transactions.

      8. Purchase any security on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities, or make short sales of securities or maintain a short position.

      9. Make loans to other persons (except as provide in (10) below); provided that for purposes of this restriction the acquisition of bonds, debentures, or other corporate debt securities and investment in government obligations, short-term commercial paper, certificates of deposit, bankers' acceptances and repurchase agreements shall not be deemed to be the making of a loan.

      10. Lend its portfolio in excess of 10% of its total assets, taken at market value. Any such loans shall be made in accordance with the guidelines set forth below.

      11. Borrow amounts in excess of 10% of its total assets, taken at market value. Any such borrowings shall be made only from banks as a temporary measure for extraordinary or emergency purposes such as the redemption of Fund shares. The Fund will not purchase securities while borrowings are outstanding except to exercise prior commitments or to exercise subscription rights.

      12. Mortgage, pledge, hypothecate or in any manner transfer (except as provided in (10) above), as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in (11) above, and then such mortgaging, pledging or hypothecating may not exceed 10% of the Fund's total assets, taken at market value.

      13. Invest in securities which cannot be readily resold because of legal or contractual restrictions or which are not otherwise readily marketable if, regarding all such securities, more than 15% of its total assets, taken at market value, would be invested in such securities.

      14. Underwrite securities of issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in selling its portfolio securities.

      15. Write, purchase or sell puts, calls or combinations thereof.

      16. Purchase or sell interests in oil, gas or other mineral exploration or development programs.

      Subject to investment restriction (10) above, the Fund may from time to time lend securities from its portfolio to broker dealers and financial institutions such as banks and trust companies and receive collateral in cash or securities issued or guaranteed by the U.S. Government or its instrumentalities which will be maintained in an amount equal or at least 100% of the current market value of the loaned securities. Such cash will be invested in short-term securities, which will increase the current income of the Fund. Such loans will not be for more than 30 days and will be terminable at any time. The Fund will have the right to regain record ownership of loaned securities to exercise beneficial rights such as voting rights, subscription rights and rights to dividends, interest or other distributions. The Fund may pay reasonable fees to persons who are not affiliated with the Fund for services in arranging such loans. With respect to the lending of portfolio securities, there is the risk of failure by the borrower to return the securities involved in such transactions.

      Nothing in the foregoing restrictions shall be deemed to prohibit the Fund from purchasing the securities of any issuer pursuant to the exercise of subscription rights distributed to the Fund by the issuer, except that no such purchase may be made if as a result the Fund will no longer be a diversified investment company as defined in the Investment Company Act of 1940 or fail to meet the diversification requirements of the Internal Revenue Code of 1986, as amended. Corporations in Pacific Basin countries frequently issue additional capital stock by means of subscription rights offerings to existing shareholders at a price substantially below the market price of the shares. The failure to exercise such rights would result in the Fund's interest in the issuing corporation being diluted. The market for such rights is not well developed and, accordingly, the Fund may not always realize full value on the sale of rights. Therefore, the exception applies in cases where the limits set forth in the investment restrictions in the prospectus would otherwise be exceeded by exercising rights as a result of fluctuations in the market value of the Fund's portfolio securities with the result that the Fund would otherwise be forced either to sell securities at a time when it might not otherwise have done so or to forego exercising the rights.

      Because of the affiliation of the Manager with The Nomura Securities Co., Ltd. ("Nomura Securities"), the Fund is prohibited from engaging in certain transactions with Nomura Securities or its affiliates except for brokerage transactions permitted under the Investment Company Act of 1940 involving only usual and customary commissions or transactions pursuant to an exemptive order under the Investment Company Act of 1940. See the "Portfolio Transactions and Brokerage." Without such an exemptive order, the Fund is prohibited from engaging in portfolio transactions with Nomura Securities or its affiliates acting as principal. In addition, the Fund may not purchase securities during the existence of any underwriting syndicate for such securities of which Nomura Securities or its affiliates is a member except pursuant to procedures adopted by the Board of Directors of the Fund that comply with rules adopted by the Securities and Exchange Commission.

Portfolio Turnover

      While it is the policy of the Fund generally not to engage in trading for short-term gains, the Manager, subject to the overall supervision of the Board of Directors, will effect portfolio transactions without regard to holding periods, if, in its judgement, such transactions are advisable in light of a change in circumstances of a particular company or within a particular industry or in general market, economic or political conditions of a particular country. As a result of the investment policies of the Fund, under certain conditions the Fund's portfolio turnover may be higher than that of other investment companies; however, it is impossible to predict portfolio turnover rates. The portfolio turnover rate is calculated by dividing the lesser of the Fund's annual proceeds from sales or cost of purchases of portfolio securities (exclusive of purchases or sales of U.S. Government securities and of all other securities whose maturities at the time of acquisition were one year or less) by the monthly average market value of the securities in the portfolio during the year. The rates of portfolio turnover for the years ended March 31, 1999, March 31, 2000 and March 31, 2001 were 48%, 83%, and 98%, respectively.

MANAGEMENT OF THE FUND

Directors and Officers

      The Board of Directors of the Corporation consists of five individuals, three of whom are not "interested persons" of the Fund as defined in the Investment Company Act of 1940 (the "non-interested Directors"). The Directors are responsible for the overall supervision of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the Investment Company Act of 1940. The Directors of the Corporation are also directors of Japan OTC Equity Fund, Inc. and Korea Equity Fund, Inc., closed-end, non-diversified investment companies also managed by the Manager and advised by NAM.

      The Directors and principal executive officers of the Fund, their ages and their principal occupations for at least the last five years are set fort below. Unless otherwise noted, the address of each Director and officer is 180 Maiden Lane, New York, New York 10038-4936.

      WILLIAM G. BARKER, JR. (68)--Director(2)--111 Parsonage Road, Greenwich, Connecticut 06830. Consultant to the television industry since 1991.

      KAZUHIKO HAMA (55)--President and Director(1)(2)--180 Maiden Lane, New York, New York 10038. President of the Manager since June 19, 2001; Management Executive of NAM from 2000 to June 2001; Senior Officer of NAM from 1999 to 2000; Director of NAM (formerly The Nomura Securities Investment Trust Management Co., Ltd.) from 1996 to 1998.

      CHOR WENG TAN (65)--Director(2)--3 Park Avenue, New York, New York 10016. Managing Director for Education, The American Society of Mechanical Engineering, since 1991. Director of Tround International, Inc. from 1984 to 1997.

      ARTHUR R. TAYLOR (66)--Director(2)--2400 Chew Street, Allentown, Pennsylvania 18104. President of Muhlenberg College since 1992. Dean of the Faculty of Business of Fordham University from 1985 to 1992. Chairman of Arthur
R. Taylor & Co. (investment firm). Director of Louisiana Land & Exploration Company and Pitney Bowes, Inc. from 1982 to 1997.

      JOHN F. WALLACE (72)--Director(1)(2)--17 Rhoda Street, West Hempstead, New York 11552. Senior Vice President of the Manager from 1981 to 2000, Secretary thereof from 1976 to 2000, Treasurer thereof from 1984 to 2000 and Director thereof from 1986 to 2000.

      KEISUKE HARUGUCHI (51)--Vice President(1)(2)--Senior Vice President and Director of NAM-U.S.A. since 1999, Senior Manager of NAM from 1997 to 1998. Manager of the Nomura Securities Co., Ltd. from 1994 to 1996.

      KENNETH L. MUNT (54)--Vice President--Senior Vice President of NAM-U.S.A. since 1999; Senior Vice President Human Resources for Middlesex Mutual Assurance Company from 1996 to 1999; Vice President of Human Resources for Mutual of Omaha from 1995 to 1996.

      DAVID G. STOEFFEL (42)--Vice President(1)(2)--Senior Vice President of NAM-U.S.A. since 1999, Vice President since 1998. Eastern Division Manager of Brinson Funds from 1997 to 1998. Northeast Region Funds Coordinator of Prudential Investments from 1994 to 1997.

      JOHN J. BORETTI (49)--Secretary and Treasurer(1)(2)--Senior Vice President of the Manager since 1996 and Compliance Officer since 1997. Vice President and Chief Financial Officer of Kidder Peabody Asset Management, Inc. and Kidder, Peabody Mutual Funds and Vice President of Kidder, Peabody & Co., Inc. from 1993 to 1995.

----------

(1) "Interested person", as defined in the Investment Company Act of 1940, of the Fund.

(2) Such Director or officer is a director or officer of one or more other investment companies for which the Manager or the Investment Advisors act as investment advisors.

      The Fund's Audit and Nominating Committees consist of all non-affiliated Directors. Pursuant to the Audit Committee Charter adopted by the Corporation's Board of Directors, the Audit Committee's principal responsibilities are to: (i) recommend to the Board of Directors the selection, retention or termination of the Corporation's independent auditors; (ii) review with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discuss with the independent auditors certain matters relating to the Corporation's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) ensure that the independent auditors submit on a periodic basis a formal written statement as to their independence, discuss with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Corporation's independent auditors and recommend that the Board take appropriate action in response to this statement to satisfy itself to the independent auditors' independence; and
(v) consider the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Corporation's accounting and financial reporting policies and practices and internal controls. As of June 30, 2001, the Directors and officers of the Fund as a group owned an aggregate of less than 1% of the outstanding shares of the Fund.

Compensation of Directors

      The Fund pays fees to each Director not affiliated with the Manager an annual fee of $5,000 plus $500 per meeting attended, together with such Director's actual out-of-pocket expenses related to attendance at such meetings. Fees and out-of-pocket expenses paid to unaffiliated Directors aggregated $39,075 for the year ended March 31, 2001.

      The following table sets forth for the periods indicated compensation paid by the Fund to its Directors and the aggregate compensation paid by all investment companies managed by NAM-U.S.A. or advised by NAM to the Directors:

                                        Aggregate             Pension or Retirement        Total Compensation from
                                      Compensation         Benefits Accrued as Part of      Fund Complex Paid to
                                      from Fund for           Fund Expenses for its         Directors During the
                                  its Fiscal Year Ended         Fiscal Year Ended            Calendar Year Ended
      Name of Director*               March 31, 2001              March 31, 2001              December 31, 2000**
      -----------------               --------------              --------------              -------------------
William G. Barker, Jr ...........          $8,500                      None                        $38,500
Kazuhiko Hama*** ................              --                      None                             --
Chor Weng Tan ...................          $8,500                      None                        $38,500
Arthur R. Taylor ................          $8,500                      None                        $38,500
John F. Wallace .................          $8,000                      None                        $30,917

----------

* Mr. George Chittenden, a former Director of the Fund, passed away in September 2000. For the fiscal year ended March 31, 2001, Mr. Chittenden had received aggregate compensation from the Fund and the Fund Complex of $7,000 and $30,500, respectively.

** In addition to the Fund the "Fund Complex" includes Japan OTC Equity Fund, Inc. and Korea Equity Fund, Inc.

***   Elected as a Director effective June 19, 2001.

Directors and officers of the Fund may purchase Class Z shares, which shares are sold at net asset value per share without any initial or contingent deferred sales charge.

Management and Investment Advisory Arrangements

      Nomura Asset Management U.S.A. Inc. (the "Manager") acts as the management company for the Fund. The Manager, a New York corporation with its office located at 180 Maiden Lane, New York, New York 10038-4936, is a wholly-owned subsidiary of Nomura Asset Management Co., Ltd. ("NAM"). The Manager also provides global investment advisory services, primarily with respect to Japanese and other Pacific Basin securities, for U.S. institutional clients. The Manager also acts as one of the investment advisors to five other investment companies, three of which are registered investment companies. The Manager also acts as a sub-advisor to several Japanese investment trusts.

      Under its management agreement with the Corporation (the "Management Agreement"), the Manager agrees to provide, or arrange for the provision of, investment advisory and management services to the Fund, subject to the oversight and supervision of the Board of Directors of the Corporation. In addition to the management of the Fund's portfolio in accordance with the Fund's investment policies and the responsibility for making decisions to buy, sell or hold particular securities, the Manager is obligated to perform, or arrange for the performance of, the administrative and management services necessary for the operation of the Fund. The Manager is also obligated to provide all the office space, facilities, equipment and personnel necessary to perform its duties thereunder, as well as to pay the fees of all Directors of the Corporation who are affiliated persons of the Manager or any of its affiliates.

      The Fund pays all other expenses incurred in its operation, including, among other things, the management fee; distribution fee; taxes; expenses for legal, tax and auditing services; cost of printing proxies, stock certificates, shareholder reports, prospectuses and statements of additional information (except to the extent paid by Funds Distributor, Inc. ("FDI") or the Manager); charges of the custodian, sub-custodians and transfer agent; expenses of redemption of shares; Securities and Exchange Commission fees; expenses of registering the shares under Federal, state or foreign laws; fees and expenses of unaffiliated Directors; accounting and pricing costs (including the daily calculation of net asset value); insurance; interest; brokerage costs; litigation and other extraordinary or non-recurring expenses; and other expenses properly payable by the Fund. As required by the Corporation's Distribution Agreement, either FDI or the Manager will pay the promotional expenses of the Fund incurred in connection with the offering of shares of the Fund. See "Purchase of Fund Shares."

      Pursuant to the Management Agreement, the Manager has retained NAM and NAM-Singapore to act as investment advisors for the Fund. NAM and NAM-Singapore are referred to together as the "Investment Advisors".

      Investment Advisory Agreements. Pursuant to the Investment Advisory Agreement between the Manager and NAM, NAM furnishes the Manager with advice as to the allocation of the Fund's assets among various Pacific Basin markets in which the Fund may invest. NAM also provides economic research, securities analysis and investment recommendations and reviews and renders investment advice with respect to issuers of securities domiciled or based in Japan and certain other Pacific Basin countries. NAM is not responsible for the actual portfolio decisions of the Fund. For services performed under the Investment Advisory Agreement, NAM receives monthly fees from the Manager at the annual rate of 0.26125 of 1% of the average daily net assets of the Fund. NAM, a Japanese corporation with its principal office located at 1-14, 2-chome, Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan provides investment advisory services for Japanese and international clients. NAM together with its affiliates, had approximately $168 billion in assets under management as of March 31, 2001. At March 31, 2001, Nomura Securities owns 91.76% of NAM. Nomura Securities is the largest securities company in Japan.

      Pursuant to the Investment Advisory Agreement between the Manager and NAM-Singapore, NAM-Singapore furnishes the Manager with economic research, securities analysis and investment recommendations with respect to securities of companies domiciled or based in Pacific Basin countries other than Japan. NAM-Singapore is not responsible for the actual portfolio decisions of the Fund. For services performed under the Investment Advisory Agreement, NAM-Singapore receives monthly fees from the Manager at the annual rate of 0.0275 of 1% of the average daily net asset of the Fund. NAM-Singapore, a Singapore corporation with its principal office located at 6 Battery Road, Singapore 049909, provides investment advisory services relating to Pacific Basin securities to institutional clients, including pension and profit sharing plans. NAM-Singapore is a wholly-owned subsidiary of NAM.

      Mr. Kazuhiko Hama, as of June 19, 2001, was elected President of the Fund and President of the Manager. He is primarily responsible for the day to day management of the Fund's portfolio. Mr Hama was a Management Executive of NAM from 2000 to June 2001; a Senior Officer of NAM from 1999 to 2000; Director of NAM (formerly The Nomura Securities Investment Trust Management Co., Ltd.) from 1996 to 1998.

      Compensation and Expenses. As compensation for its services to the Fund, the Manager receives a monthly fee, computed daily, at the annual rate of 0.75 of 1% of the value of the Fund's average daily net assets. This fee is higher than that paid by many investment companies. For the years ended March 31, 1999, 2000, and 2001, respectively, the Fund paid or accrued fees to the Manager of $87,968, $123,471 and $100,140, which were waived or reimbursed as described below for the years ended March 31, 1999, 2000, and 2001, respectively.

      The Manager waived fees from, or reimbursed expenses to the Fund of $98,715, $256,317 and $369,958 for the years ended March 31, 1999, 2000, and
2001. For the years ended March 31, 1999, 2000, and 2001, NAM and NAM-Singapore waived all of their fees payable by the Manager.

      Duration and Termination. Unless earlier terminated as described below, the Management Agreement and Investment Advisory Agreements will remain in effect from year to year if approved annually (a) by the Directors of the Corporation or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contracts or interested persons (as defined in the Investment Company Act of 1940) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the shareholders of the Fund.


      Code of Ethics. The Board of Directors of the Corporation has approved separate Codes of Ethics under Rule 17j-1 of the Investment Company Act of 1940 for each of the Corporation, on behalf of the Fund, the Manager, NAM and NAM-Singapore (the "Codes of Ethics"). The Codes of Ethics establish procedures for personal investment and restricts certain transactions. Employees subject to the Codes of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund.

PURCHASE OF FUND SHARES

      The prospectus contains a general description of how investors may purchase Fund shares and states that the Fund offers three classes of shares. This Statement of Additional Information contains additional information which may be of interest to investors.

      Class A shares generally are sold with an initial sales charge payable at the time of purchase. The prospectus contains a table of applicable initial sales charges. Certain purchases of Class A shares may be exempt from an initial sales charge or may be subject to a contingent deferred sales charge ("CDSC").

      Class B shares are sold subject to a CDSC payable upon redemption within a specified period after purchase. The prospectus contains a table of applicable CDSCs. Class B shares automatically convert into Class A shares no later than the end of the month eight years after the purchase date. Class B shares acquired through reinvestments of distributions will convert into Class A shares based on the date of the initial purchase to which such shares relate. For this purpose, Class B shares acquired through reinvestment of distributions will be attributed to particular purchases of Class B shares in accordance with such procedures as the Board of Directors of the Fund may determine from time to time. The conversion of Class B shares to Class A shares is subject to the condition that such conversions will not constitute taxable events for Federal tax purposes.

     Class Z shares, which are not subject to an initial sales charge or a CDSC, are only available to:

      1.    Shareholders in the Fund as of July 31, 1999.
      2.    Current and retired Directors of the Fund.
      3.    Directors and current and retired employees of NAM-U.S.A.

      Class A, Class B, and Class Z shares of the Fund each represent an identical interest in the investment portfolio of the Fund and have the same rights, except that Class A and Class B shares bear the expense of the ongoing account maintenance fees (also know as service fees) and Class B shares bear the expense of the ongoing distribution fees.

      The CDSCs, distribution fees and account maintenance fees that are imposed on Class A and Class B shares are imposed directly against those classes and not against all assets of the Fund and, accordingly, such charges do not affect the net asset value of any other class or have any impact on investors choosing another sales charge option. Dividends paid by the Fund for each class of shares are calculated in the same manner at the same time and differ only to the extent that account maintenance and distribution fees relating to a particular class are borne exclusively by that class.

      Investors should understand that the purpose and function of the initial sales charges with respect to the Class A shares are the same as those of the CDSCs and distribution fees with respect to the Class B shares in that the sales charges and distribution fees applicable to each class provide for the financing of the distribution of the shares of the Fund. The distribution-related revenues paid with respect to a class will not be used to finance the distribution expenditures of another class. Sales personnel may receive different compensation for selling different classes of shares.

      The Fund is currently making a continuous offering of its shares. The Fund receives the entire net asset value of shares sold. The Fund will accept unconditional orders for shares to be executed at the public offering price based on the net asset value per share next determined after the order is placed. In the case of Class A shares, the public offering price is the net asset value plus the applicable initial sales charge, if any. No initial sales charge is included in the public offering price of other classes of shares. In the case of orders for purchase of shares placed through broker dealers, the public offering price will be based on the net asset value determined on the day the order is placed, but only if the broker dealer receives the order before the close of regular trading on the New York Stock Exchange (currently, 4:00 p.m. Eastern time). Broker dealers have the responsibility of submitting such purchase requests to the Fund not later than 30 minutes after the close of business on the New York Stock Exchange, in order to obtain that day's closing price. If the broker dealer receives the order after the close of the New York Stock Exchange, the price will be based on the net asset value next determined. If money for the purchase of shares are sent directly to State

Street Bank and Trust Company, the Fund's Transfer Agent, they will be invested at the public offering price based on the net asset value next determined after receipt. Payment for shares of the Fund must be in U.S. dollars; if made by check, the check must be drawn on a U.S. bank.

      The Fund has authorized one or more brokers to accept purchase orders on the Fund's behalf. These brokers are authorized to designate intermediaries to accept purchase orders on the Fund's behalf. Purchase orders placed through authorized brokers will be deemed to have been received by the Fund when the authorized broker or broker authorized designee accepts the order. Customer orders placed through authorized brokers or their designees will be priced at the Fund's NAV next computed after the orders are accepted by the authorized broker or their designee.

      As a convenience to investors, shares may be purchased through a Systematic Investment Plan. Pre-authorized monthly bank drafts for fixed amount (at least $50) are used to purchase Fund shares at the applicable public offering price next determined after the Transfer Agent receives the proceeds from the draft. A shareholder may choose any day of the month and, if a given month (for example, February) does not contain that particular date, or if the date falls on a weekend or holiday, the draft will be processed on the next business day. Further information and application forms are available from your financial advisor, broker dealers or from The Transfer Agent.

      Dividends and distributions to be reinvested are reinvested without an initial sales charge in shares of the same class as of the ex-dividend date using the net asset value determined on the date, and are credited to a shareholder's account on the payment date.

Sales Without Initial Sales Charges or Contingent Deferred Sales Charges.

      The Fund may sell Class A shares without an initial sales charge or CDSC to:

      (i) registered representatives and other employees of broker dealers having sales agreements with FDI; employees of financial institutions having sales agreements with FDI or otherwise having an arrangement with any such broker dealer or financial institution with respect to sales of Fund shares; and their spouses and children under age 21; and

      (ii) "wrap accounts" or other fee-based brokerage or advisory accounts maintained for clients of broker dealers, financial institutions, investment advisors or financial intermediaries who have entered into agreements with FDI with respect to such accounts, which in all cases shall be subject to a wrap or other fee economically comparable to an initial sales charge. Fund shares offered pursuant to this waiver may not be advertised as "no load," or otherwise offered for sale at NAV without a wrap fee.

      PAYMENTS TO BROKER DEALERS. FDI at its expense or at the expense of the Manager, may make certain payments to broker dealers and other financial institutions which satisfy certain criteria established from time to time by FDI or the Manager relating to increasing net sales of shares of the Fund over prior periods, and certain other factors.

      ADDITIONAL INFORMATION ABOUT CLASS A SHARES. The Distributor's commission is the initial sales charge shown in the prospectus less any applicable broker dealer discount. FDI will give broker dealers ten days' notice of any changes in the broker dealer discount. FDI retains the entire initial sales charge of any retail sales made by it and monies sent to the Transfer Agent with no broker dealer assigned to the sale.

      The public offering price of Class A shares is the net asset value plus an initial sales charge that varies depending on the size of your purchase. The Fund receives the net asset value. The initial sales charge is allocated between your broker dealer and FDI as shown in the following table, except when FDI, in its discretion, allocates the entire amount to your broker dealer.

                                                                                           Initial Sales Charge
                                                     Initial Sales Charge as a         Reallowed to Broker Dealers
  Amount of Purchase at Offering Price              Percentage of Offering Price    as a Percentage of Offering Price
  ------------------------------------              ----------------------------    ---------------------------------
Under $50,000 ...............................                      5.75%                         5.00%
$50,000 but under $100,000 ..................                      4.50                          3.75
$100,000 but under $250,000 .................                      3.50                          2.75
$250,000 but under $500,000 .................                      2.50                          2.00
$500,000 but under $1,000,000 ...............                      2.00                          1.75
$1,000,000 and above ........................                      NONE                          NONE

      COMBINED PURCHASE PRIVILEGE. The following persons may qualify for the initial sales charge reductions or eliminations shown in the prospectus by combining into a single transaction the purchase of Class A shares with other purchases of any Class of shares:

      (i) a "company" as defined in Section 2(a)(8) of the Investment Company Act of 1940 (which includes corporations which are corporate affiliates of each other);

      (ii) an individual, his or her spouse and their children under twenty-one, purchasing for his, her or their own account;

      (iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension plan, profit-sharing plan, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"));

      (iv) tax-exempt organizations qualifying under Section 501(c)(3) of the Code (not including tax-exempt organizations qualifying under Section 403(b)(7) (a "403(b) plan") of the Code; and

      (v) employee benefit plans of a single employer or of affiliated employers, other than 403(b) plans.

      CUMULATIVE QUANTITY DISCOUNT (RIGHT OF ACCUMULATION). A purchaser of Class A shares may qualify for a cumulative quantity discount by combining a current purchase (or combined purchases as described above) with certain other shares of any class of the Fund already owned. The applicable initial sales charge is based on the total of:

      (i)   the investor's current purchase;

      (ii) the maximum public offering price (at the close of business on the previous day) of all shares held by the investor in the Fund; and

      (iii) the maximum public offering price of all shares described in paragraph (ii) owned by another shareholder eligible to participate with the investor in a "combined purchase" (see above).

      To qualify for the combined purchase privilege or to obtain the cumulative quantity discount on a purchase through a broker dealer, when each purchase is made the investor or broker dealer must provide FDI with sufficient information to verify that the purchase qualifies for the privilege or discount, the shareholder must furnish this information to FDI when making direct cash investments.

      STATEMENT OF INTENTION. Investors also may obtain the reduced sales charges for Class A shares shown in the prospectus for investment of a particular amount by means of a written Statement of Intention, which expresses the investor's intention to invest that amount including a period of 13 months in shares of any class of the Fund. Each purchase of Class A shares under a Statement of Intention will be made at the public offering price applicable at the time of such purchase to a single transaction of the total dollar amount indicated in the Statement of Intention. A Statement of Intention may include purchases of shares made not more than 90 days prior to the date that an investor signs a Statement; however, the 13-month period during which the Statement of Intention is in effect will begin on the date of the earliest purchase to be included.

      An investor may receive a credit toward the amount indicated in the Statement of Intention equal to the maximum public offering price as of the close of business on the previous day of all shares he or she owns on the date of the Statement of Intention which are eligible for purchase under a Statement of Intention. Investors do not receive credit for shares purchased by the reinvestment of distributions. Investors qualifying for the "combined purchase privilege" (see above) may purchase shares under a single Statement of Intention.

      The Statement of Intention is not a binding obligation upon the investor to purchase the full amount indicated. The minimum initial investment under a Statement of Intention is 5% of such amount, and must be invested immediately. Class A shares purchased with the first 5% of such amount will be held in escrow to secure payment of the higher initial sales charge applicable to the shares actually purchased if the full amount indicated is not purchased. When the full amount indicated has been purchased, the escrow will be released. If an investor desires to redeem escrowed shares before the full amount has been purchased, the shares will be released from escrow only if the investor pays the initial sales charge that, without regard to the Statement of Intention, would apply to the total investment made to date.

      The extent that an investor purchases more than the dollar amount indicated on the Statement of Intention and qualifies for a further reduced initial sales charge, the initial sales charge will be adjusted for the entire amount purchased at the end of the 13-month period, upon recovery from the investor's broker dealer of its portion of the initial sales charge adjustment. Once received from the broker dealer, which may take a period of time or may never occur, the sales charge adjustment will be used to purchase additional shares at the then current offering price applicable to the actual amount of the aggregate purchases. These additional shares will not be considered as part of the total investment for the purpose of determining the applicable initial sales charge pursuant to the Statement of Intention.

      To the extent that an investor purchases less than the dollar amount indicated on the Statement of Intention within the 13-month period, the sales charge will be adjusted upward for the entire amount purchased at the end of the 13-month period. This will cover the additional initial sales charge, the proceeds of which will be paid to the investor's broker dealer and FDI in accordance with the prospectus. If the account exceeds an amount that would otherwise qualify for a reduced initial sales charge, that reduced initial sales charge will be applied.

      Statements of Intention are not available for certain employee benefit plans. Statement of Intention forms may be obtained from FDI, the Transfer Agent, your financial advisor or from broker dealers. Interested investors should read the Statement of Intention carefully.

      GROUP PURCHASES OF CLASS A SHARES. Under the Cumulative Quantity Discount, all members of a group may combine their individual purchases of Class A shares to potentially qualify for breakpoints in the initial sales charge schedule. This feature is provided to any group which (i) has been in existence for more than six months, (ii) has a legitimate purpose other than the purchase of mutual fund shares at a discount for its members, (iii) utilizes salary deduction or similar group methods of payment, and (iv) agrees to allow sales materials of the Fund in its mailings to members at a reduced or no cost to FDI.

      Interested groups should contact their financial advisor, broker dealer or FDI. The Fund reserves the right to revise the terms of or to suspend or discontinue group sales at any time.

      QUALIFIED PLANS. An employer-sponsored retirement plan participating in a "multi-fund" program approved by FDI may include amounts invested in the other mutual funds participating in such program for purposes of determining whether the plan may purchase Class A shares at net asset value based on the size of the purchase. These investments also will be included for purposes of the discount privileges and programs described above.

      Additional information about qualified plans and individual account plans is available from your financial advisor, broker dealers or from FDI.

Contingent Deferred Sales Charge

      CDSCs on Class A Purchases Orders of $1 million. Purchase orders of Class A shares of $1 million or more will not be subject to an initial sales charge. Class A shares purchased at net asset value, without an initial sales charge, by any investors, including purchases pursuant to any Combined Purchase Privilege or Statement of Intention, are subject to a CDSC of 1.00% if redeemed within the first year after purchase, unless the broker dealer of record waived its commission with FDI approval. The Class A CDSC is imposed on the lower of the cost or the current value of the shares redeemed.

      For sales of Class A shares, FDI pays broker dealers of record commissions on sales of Class A shares of $1 million or more purchases pursuant to any Combined Purchase Privilege or Statement of Intention except in the case of wrap accounts. FDI may advance to broker dealers a commission from its own resources in connection with these purchases based upon cumulative sales in each year or portion thereof except when such orders are received from other registered investment companies or investment funds. FDI will pay 1% of sales up to $2 million; 0.80% on sales of $2 million up to $3 million; 0.50% on sales of $3 million up to $50 million; and 0.25% on sales of $50 million and above.

      General. No CDSC is imposed on shares of any class subject to a CDSC to the extent that the CDSC shares redeemed are no longer subject to the holding period thereof, and resulted from reinvestment of distributions on CDSC shares. In determining whether the CDSC applies to each redemption of CDSC shares, CDSC shares not subject to a CDSC are redeemed first.

      The Fund will waive any CDSC on redemptions, in the case of individual, joint or Uniform Gift/Transfers to Minors Act accounts, in the event of death or post-purchase disability of a shareholder, for the purpose of paying benefits pursuant to tax-qualified retirement plans ("Benefit Payments"), or, in the case of living trust accounts, in the event of the death or post-purchase disability of the settlor of the trust. Benefit Payments currently include, without limitation, (i) distributions from an Individual Retirement Account ("IRA") due to death or disability, (ii) a return of excess contributions to an IRA or 401(k) plan, and (iii) distributions from retirement plans qualified under
Section 401(a) of the Code or from a 403(b) plan due to death, disability, retirement or separation from service.

DISTRIBUTION PLANS

      The Corporation has adopted a distribution plan, the principal features of which are described in the prospectus. This Statement of Additional Information contains additional information which may be of interest to investors.

      Continuance of a plan is subject to annual approval by a vote of the Board of Directors, including a majority of the Board of Directors who are not interested persons of the Corporation and who have no direct or indirect interest in the plan or related arrangements, cast in person at a meeting called for that purpose. All material amendments to a plan must be likewise approved by the Board of Directors, including a majority of the Board of Directors who are not interested persons. No plan may be amended in order to increase materially the costs which the Fund may bear for distribution pursuant to such plan without also being approved by a majority of the outstanding voting securities of the Corporation or the relevant class of the Corporation, as the case may be. A plan terminates automatically in the event of its assignment and may be terminated without penalty, at any time, by a vote of a majority of the Board of Directors or by a vote of a majority of the outstanding voting securities of the Fund or the relevant class of the Fund, as the case may be.

      FDI pays service fees to qualifying broker dealers at the rates set forth in the prospectus. FDI will pay service fees to the broker dealer of record of up to 0.25% of average net assets, depending on the level of services provided by the broker dealer of record, and by third parties. Service fees are paid quarterly to the broker dealer of record for that quarter.

      Except as otherwise agreed between FDI and a broker dealer, for purposes of determining the amounts payable to broker dealers for shareholder accounts for which such broker dealers are designated as the broker dealer of record, "average net asset value" means the product of (i) the average daily share balance in such account (s) and (ii) the average daily net asset value of the relevant class of shares over the quarter.

      Financial institutions receiving payments from FDI as described above may be required to comply with various state and Federal regulatory requirements, including among others those regulating the activities of broker dealers.

REDEMPTION OF FUND SHARES

      Reference is made to "Selling Fund Shares" in the prospectus for certain information as to the redemption and repurchase of Fund shares.

      The Fund is required to redeem for cash all shares of the Fund upon receipt of a written request in proper form. The redemption price is the net asset value per share next determined after the initial receipt of proper notice of redemption. Except for any CDSC that may be applicable, there will be no charge for redemption if the redemption request is sent directly to the Transfer Agent. Shareholders liquidating their holdings will receive upon redemption all dividends reinvested through the date of redemption.

      The right to redeem shares or receive payment with respect to any redemption of shares may be suspended by the Fund for a period of up to seven business days. Suspensions of more than seven days may not be made except (1) for any period (a) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (b) during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practicable or (b) it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of securityholders of the Fund. The conditions under which (i) trading shall be deemed to be restricted and (ii) an emergency shall be deemed to exist within the meaning of clause (2) above will be determined pursuant to the applicable rules and regulations of the Securities and Exchange Commission.

      The value of shares at the time of redemption or repurchase may be more or less than the shareholders' cost, depending on the market value of the securities held by the Fund at such time.

Redemption

      A shareholder wishing to redeem shares held with the Transfer Agent may do so without charge by tendering the shares directly to the Transfer Agent at State Street Bank and Trust Company, P.O. Box 8500, North Quincy, Massachusetts 02171-8500. Proper notice of redemption in the case of shares deposited with the Transfer Agent may be accomplished by a written letter requesting redemption. Proper notice of redemption in the case of shares for which certificates have been issued may be accomplished by a written letter as noted above accompanied by certificates for the shares to be redeemed. Redemption requests should not be sent to the Fund. The redemption request in either event requires the signature(s) of all persons in whose name(s) the shares are registered, signed exactly as such name(s) appear(s) on the Transfer Agent's register. The signature(s) on the redemption requests must be guaranteed by an "eligible guarantor institution" as such is defined in Rule 17Ad-15 under Securities Exchange Act of 1934, as amended, the existence and validity of which may be verified by the Transfer Agent through the use of industry publications. Notarized signatures are not sufficient. In certain instances, the Transfer Agent may require additional documents such as, but not limited to, trust instruments, death certificates, appointments as executor or administrator, or certificates of corporate authority. For shareholders redeeming directly with the Transfer Agent, payments will be mailed within seven business days of receipt of a proper notice of redemption.

      The Fund has authorized one or more brokers to accept redemption orders on the Fund's behalf. These brokers are authorized to designate intermediaries to accept redemption orders on the Fund's behalf. Redemption orders placed through authorized brokers will be deemed to have been received by the Fund when the authorized broker or broker authorized designee accepts the order. Customer orders placed through authorized brokers or their designees will be priced at the Fund's NAV next computed after the redemption orders are accepted by the authorized broker or their designee.

      At various times the Fund may be requested to redeem shares for which it has not yet received good payment (e.g., cash, Federal funds or certified check drawn on a U.S. bank). The Fund may delay or cause to be delayed the mailing of a redemption check until such time as it has assured itself that good payment (e.g., cash, Federal funds or certified check drawn on a U.S. bank) has been collected for the purchase of such shares, which may take up to 15 business days.

Repurchase

      The Corporation also will repurchase Fund shares through a shareholder's listed broker dealer. The Corporation normally will accept orders to repurchase Fund shares by wire or telephone from broker dealers for their customers at the net asset value next computed after the order is placed. Shares will be priced at the net asset value calculated on the day the request is received, provided that the request for repurchase is submitted to the broker dealer prior to the close of business on the New York Stock Exchange (currently 4:00 p.m. Eastern time) and such request is received by the Fund from such broker dealer not later than 30 minutes after the close of business on the New York Stock Exchange on the same day. Broker dealers have the responsibility of submitting such repurchase requests to the Fund not later than 30 minutes after the close of business on the New York Stock Exchange, in order to obtain that day's closing price.

      The foregoing repurchase arrangements are for the convenience of shareholders and do not involve a charge by the Fund (other than any applicable
CDSC). Securities firms, however, may impose a transaction charge on the shareholder for transmitting the notice of repurchase to the Fund.

Reinstatement Privilege

      An investor who has redeemed shares of the Fund may reinstate (within one year) the proceeds of such sale in shares of the same class of the Fund, including, in the case of shares subject to a CDSC, the amount of CDSC charged on the redemption. Any such reinstatement would be at the net asset value of the shares of the Fund next determined after FDI receives a Reinstatement Authorization. The time that the previous investment was held will be included in determining any applicable CDSC due upon redemptions and, in the case of Class B shares, the eight-year period for conversion to Class A shares. Shareholders will receive from FDI the amount of any CDSC paid at the time of redemption as part of the reinstated investment, which may be treated as capital gains to the shareholder for tax purposes. Exercise of the Reinstatement Privilege does not alter the Federal income tax treatment of any capital gains realized on a sale of Fund shares, but to the extent that any shares are sold at a loss and the proceeds are reinstated in shares of the Fund, some or all of the loss may be disallowed as a deduction. Consult your tax advisor. Investors who desire to exercise the Reinstatement Privilege should contact their financial advisor, broker dealer or FDI.

PRICING OF FUND SHARES

Determination of Net Asset Value

      The net asset value per share of the shares of all classes of the Fund is determined once daily after the close of business on the New York Stock Exchange (currently, 4:00 p.m. Eastern time), on each day during which the New York Stock Exchange is open for trading. Currently, the New York Stock Exchange is closed Saturdays, Sundays and the following holidays: New Year's Day, Dr. Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, the Fourth of July, Labor Day, Thanksgiving and Christmas.

      The Fund's net asset value per share is computed by dividing the sum of the market value of the securities held by the Fund plus any cash and other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares outstanding at such time, rounded to the nearest cent. Expenses, including the fees payable to the Manager and Distributor, are accrued daily.

      Portfolio securities, including ADRs or EDRs which are traded on stock exchanges, are valued at the last sale price (regular way) on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are valued on the exchange designated by or under the authority of the Directors as the primary market. During periods when one or more securities exchanges are closed for holidays and the New York Stock Exchange is open, securities traded on such exchanges will be valued on the basis of their last sale price on the relevant exchange unless management of the Fund believes that such prices are not representative of the current value of the securities. Securities traded in the over-the-counter market are valued at the last available bid price in such market prior to the time of valuation. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars at the prevailing market rates quoted by State Street Bank and Trust Company at the time.

      Securities and assets for which market quotations are not readily available will be valued at fair values as determined in good faith by or under the direction of the Board of Directors of the Corporation. Such valuations and procedures will be reviewed periodically by the Directors.

      Generally, trading in non-U.S. securities, as well as U.S. Government securities and money market instruments, is substantially completed each day at various times prior to the close of business of the New York Stock Exchange. The values of such securities used in computing the net asset value of the Fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of business on the New York Stock Exchange. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of business on the New York Stock Exchange that may not be reflected in the computation of the Fund's net asset value.

      The net asset value per share of Class A and Class B shares generally will be lower than the net asset value per share of Class Z shares, reflecting the daily expense accrual of distribution fees applicable to Class A and Class B shares. It is expected, however, that the per share net asset value of the three classes will tend to converge (although not necessarily meet) immediately after the payment of dividends or distributions, which will differ by approximately the amount of distribution fee accrual differentials between the classes.

Computation of Offering Price Per Share

      An illustration of the computation of the offering price for Class A, Class B, and Class Z shares of the Fund based on the Fund's net asset on March 31, 2001.

                                                                          Class A          Class B           Class Z
                                                                          -------          -------           -------
Net Asset Value Per Share .........................................       $10.70           $10.60            $10.72
Initial Sales Charge (for Class A: 5.75% of offering price;
  6.10% of net asset value per share)* ............................          .65               --**              --
                                                                          ------           ------            ------
Offering Price ....................................................       $11.35           $10.60            $10.72
                                                                          ======           ======            ======

----------
* Rounded to the nearest one-hundredth percent; assumes maximum initial sales charge is applicable.
** Class B shares are not subject to an initial sales charge but may be subject to a CDSC on redemption of shares. See "Purchase of Fund Shares".

PORTFOLIO TRANSACTIONS AND BROKERAGE

      Subject to policies established by the Board of Directors of the Corporation, the Manager is primarily responsible for the execution of the Fund's portfolio transactions and the allocation of the brokerage. In executing such transactions, the Manager will seek to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or broker dealer spread), size of order, difficulty of execution and operational facilities of the broker dealer involved and the broker dealer's risk in positioning a block of securities. While the Manager generally seeks reasonably competitive commission rates, the Corporation does not necessarily pay the lowest commission or spread available. The Corporation has no obligation to deal with any broker dealer or group of broker dealers in execution of transactions in portfolio securities. The Corporation contemplates that, consistent with the above policy of obtaining the best net results, brokerage transactions may be conducted through Nomura Securities and its affiliates, and the amount of such transactions may be significant. Subject to obtaining the best net results for the Fund, broker dealers which provide supplemental investment research to the Manager may receive orders for transactions by the Fund. Information so received which includes research reports as to particular industries and corporations will be in addition to and not in lieu of the services required to be performed by the Manager under its agreement with the Fund, and the expenses of the Manager will not necessarily be reduced as a result of the receipt of such supplemental information. It is possible that certain of the supplementary investment research so received will primarily benefit one or more other investment companies or other accounts for which investment discretion is exercised. Conversely, the Fund may be the primary beneficiary of the research or services received as a result of portfolio transactions effected for such other accounts or investment companies. In addition, subject to obtaining the best net results for the Fund's portfolio transactions, the Manager may consider sales of shares of the Fund as a factor in the selection of securities companies to execute portfolio transactions for the Fund.

      In seeking to obtain the best net results for the Fund's portfolio transactions, the Manager may aggregate orders for the purchase or sale of securities on behalf of the Fund with those of the Manager's other clients. Under procedures governing such transactions, the Manager will determine in advance its proposed allocation of transactions among client accounts. At the end of each day, each client account participating in an aggregated order will participate at the average share price for all of the transactions of the Manager's clients that day, with transaction costs allocated pro rata on the basis of the client's participation in the transaction. If an aggregated order is not executed in its entirety on the given day, securities purchased or sold on that day will be allocated to clients on a pro rata basis.

      The Fund anticipates that its brokerage transactions involving securities of companies domiciled in Pacific Basin countries will be conducted primarily on the principal stock exchanges of such countries. Brokerage commissions and other transaction costs are generally higher than the U.S. Generally, the supervision and regulation of foreign stock exchanges and broker dealers differ from, and in some countries may be less than, the supervision and regulation of exchanges and broker dealers in the U.S.

      The Fund may invest in securities traded in over-the-counter markets and intends to deal directly with the broker dealers who make markets in the securities involved except in those circumstances where better prices and execution are available elsewhere. Under the Investment Company Act of 1940, persons affiliated with the Corporation are prohibited from dealing with the Corporation as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with broker dealers acting as principal for their own account, the Corporation will not deal with affiliated persons, including Nomura Securities and its affiliates, in connection with such transactions. See "Investment Objective and Policies--Investment Restrictions".

      For the year ended March 31, 1999, the Fund incurred brokerage commissions of $48,464. Nomura Securities and its affiliates earned $1,239 or 2.6% of such amount for effecting transactions involving 4.3% of the transactions in which the Fund incurred brokerage commissions. For the year ended March 31, 2000, the Fund incurred brokerage commission of $82,284. Nomura Securities and its affiliates earned $5,575 or 6.8% of such amount for effecting transactions involving 5.3% of the transactions in which the Fund incurred brokerage commissions. For the year ended March 31, 2001, the Fund incurred brokerage commissions of $51,886. Nomura Securities and its affiliates earned $369 or 0.7% of such amount for effecting transactions involving 1.2% of the transactions in which the Fund incurred brokerage commissions.

      The Board of Directors will from time to time consider the possibilities of seeking to recapture for the benefit of the Fund brokerage commissions and other expenses of possible portfolio transactions by conducting portfolio transactions through affiliated entities. For example, brokerage commissions received by affiliated broker dealers could be offset against the management fee paid by the Fund.

      Section 11(a) of the Securities Exchange Act of 1934 generally prohibits members of U.S. national securities exchanges from executing exchange transactions for their affiliates and institutional accounts which they manage unless the member (i) has obtained prior express authorization from the account to effect such transactions, (ii) at least annually furnishes the account with a statement disclosing the aggregate compensation received by the member in effecting such transactions, and (iii) complies with any rules the Securities and Exchange Commission has prescribed with respect to the requirements of clauses (i) and (ii). To the extent Section 11(a) would apply to an affiliate of the Manager acting as a broker dealer for the Corporation in any of its portfolio transactions executed on any such securities exchange of which it is a member, appropriate consents have been obtained from the Corporation, and annual statements as to aggregate compensation will be provided to the Corporation.

SHAREHOLDER SERVICES

      The Corporation offers a number of shareholder services described below which are designed to facilitate investment in its shares. Full details as to each of such services and copies of the various plans described below may be obtained from the Corporation or FDI.

Investment Accounts

      Each shareholder whose account is maintained at the Transfer Agent has an Investment Account and will receive statements from the Transfer Agent after each dividend payment and capital gains distribution showing the cumulative activity in the account since the beginning of the year.

      Share certificates are issued only for full shares and only upon the request of the shareholder. Issuance of certificates representing all or only part of the full shares in an Investment Account may be requested by a shareholder directly from the Transfer Agent.

Reinvestment of Dividends and Capital Gains Distributions

      Unless specific instructions to the contrary are given as to method of payment of dividends and capital gains distributions, dividends and distributions will automatically be reinvested in additional shares of the Fund. Such reinvestment will be at the net asset value of shares of the Fund, without an initial sales charge, as of the close of business on the ex-dividend date of the dividend or distribution. Shareholders may elect in writing to receive either their ordinary income dividends or capital gains distributions, or both, in cash, in which event payment will be mailed on the payment date.

      Shareholders may, at any time, notify the Transfer Agent in writing that they no longer wish to have their dividends and/or distributions reinvested in shares of the Fund or vice versa, and commencing ten days after the receipt by the Transfer Agent of such notice, those instructions will be effected as to subsequent payments.

Retirement Plans

      Shares of the Fund may be purchased in connection with IRAs and Money Purchase and Profit Plans. Copies of plans to establish such accounts are available from First Trust Corporation (800) 525-2124.

      Capital gains and ordinary income received in each of the plans referred to above are generally exempt from Federal taxation until distributed from the plans. However, as described under "Dividends, Distributions and Taxes", there are withholding taxes on dividends and interest received on portfolio securities which shareholders of the Fund may offset either by claiming a deduction therefor, or, as an alternative, claiming as a foreign tax credit against their U.S. income taxes. However, because the retirement plans are exempt from U.S. income taxes, participants in such plans will not be able to offset such withholding taxes. Investors considering participation in any such plan should review specific tax laws relating thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

DIVIDENDS, DISTRIBUTIONS AND TAXES


      It is the Corporation's intention to cause the Fund to distribute substantially all of its net investment income, if any, in dividend payments declared at least annually. All net realized capital gains, if any, will be distributed to the Fund's shareholders at least annually. Dividends and distributions may be automatically reinvested in shares of the Fund at net asset value without an initial sales charge. Shareholders may elect in writing to receive any such dividends or distributions, or both, in cash. Dividends and distributions are taxable to shareholders as discussed below whether they are reinvested in shares of the Fund or received in cash. The dividends per share on Class A and Class B shares will be lower than the dividend per share on Class Z shares as a result of the distribution fee applicable to Class A and Class B shares. (See "Determination of Net Asset Value").


      The Corporation intends to continue to qualify the Fund for the special tax treatment afforded a regulated investment company ("RIC") under the Code. If it so qualifies, the Fund (but not its shareholders) will not be subject to Federal income tax on the part of its net ordinary income and net realized capital gains which it distributes to Class A, Class B and Class Z shareholders (together, the "shareholders"). The Corporation intends to cause the Fund to distribute substantially all of such income.

      Dividends paid from the Fund's ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereinafter as "ordinary income dividends") are taxable to shareholders as ordinary income. Distributions made from an excess of net long-term capital gains over net short-term capital losses ("capital gain dividends") are taxable to shareholders as long-term capital gains, regardless of the length of time a shareholder has owned Fund shares. Any loss upon the sale of Fund shares held for six months or less will be treated as long-term capital loss to the extent of any long-term capital gain dividends received by the shareholder. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares, and after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming the shares are held as a capital asset). Certain categories of capital gains are taxable at different rates. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amounts of any capital gain dividends as well as any amount of capital gain dividends in the different categories of capital gain referred to above.

      Dividends are taxable to shareholders even though they are reinvested in additional shares of the Fund. Distributions by the Fund, whether from ordinary income or capital gains, generally will not be eligible for the dividends received deduction allowed to corporations under the Code. If the Fund pays a dividend in January which was declared in October, November or December of the previous year to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the year in which the dividend was declared.

      Ordinary income dividends paid by the Fund to shareholders who are nonresident aliens or foreign entities will be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisors concerning the applicability of the U.S. withholding tax.

      Under certain provisions of the Code, some shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments ("backup withholding"). Generally, shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund's knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

      Dividends and interest received by the Fund may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Shareholders may be able to claim U.S. foreign tax credits with respect to such taxes, subject to certain conditions and limitations contained in the Code. For example, certain retirement accounts cannot claim foreign tax credits on investments in foreign securities held in the Fund. In addition, a foreign tax credit may be claimed with respect to withholding tax on a dividend only if the shareholder meets certain holding period requirements. The Fund also must meet these holding period requirements, and if the Fund fails to do so, it will not be able to "pass through" to shareholders the ability to claim a credit or a deduction for the related foreign taxes paid by the Fund. If the Fund satisfies the holding period requirements and if more than 50% in value of the Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Corporation, on behalf of the Fund, will be eligible and may file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their proportionate shares of such withholding taxes in their U.S. income tax returns as gross income, treat such proportionate shares as taxes paid by them directly, and deduct such proportionate shares in computing their taxable incomes or, alternatively, use them as foreign tax credits against their U.S. income taxes. No deductions for foreign taxes, moreover, may be claimed by noncorporate shareholders who do not itemize deductions. A shareholder that is a nonresident alien individual or a foreign corporation may be subject to U.S. withholding tax on the income resulting from the Corporation's election described in this paragraph but not be able to claim a credit or deduction against such U.S. tax for foreign taxes treated as having been paid by such shareholder. The Corporation, on behalf of the Fund, will report annually to shareholders the amount per share of such withholding taxes and other information needed to claim the foreign tax credit. For this purpose, foreign taxes and foreign source income will be allocated among the Class A, Class B and Class Z shareholders according to a method (which it believes is consistent with the Securities and Exchange Commission rule permitting the issuance and sale of multiple classes of stock) that is based on the gross income allocable to the Class A, Class B and Class Z shareholders during the taxable year or such other method as the Internal Revenue Service may prescribe.

      A loss realized on a sale of shares of the Fund will be disallowed if other Fund shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

      The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the Fund does not distribute, during each calendar year, the sum of 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. While it is intended that the Fund will distribute its income and capital gains in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that a sufficient amount of the Fund's taxable income and capital gains will be distributed to avoid entirely the imposition of the tax. In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

      The Fund may invest up to 10% of its total assets in securities of closed-end investment companies. If the Fund purchases shares of an investment company (or similar investment entity) organized under foreign law, the Fund will be treated as owning shares in a passive foreign investment company ("PFIC") for U.S. Federal income tax purposes. The Fund may be subject to U.S. Federal income tax, and an additional tax in the nature of interest (the "interest charge"), on a portion of the distribution from such a company and on gain from the disposition of the shares of such a company (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its shareholders. The Corporation, on behalf of the Fund, may be eligible to make an election with respect to certain PFICs in which the Fund owns shares that will allow it to avoid the taxes on excess distributions. However, such election may cause the Fund to recognize income in a particular year in excess of the distributions received from PFICs. Alternatively, the Corporation, on behalf of the Fund, could elect to "mark-to-market" at the end of each taxable year all shares that the Fund holds in PFICs. If the Corporation made this election, the Fund would recognize as ordinary income any increase in the value of such shares over their adjusted basis and as ordinary loss any decrease in such value to the extent it did not exceed prior increases. By making the mark-to-market election, the Corporation could avoid imposition of the interest charge on the Fund with respect to excess distributions from PFICs, but in any particular year the Fund might be required to recognize income in excess of the distributions the Fund received from PFICs.

      Any dividends paid shortly after a purchase of Fund shares by an investor may have the effect of reducing the per share net asset value of the investor's shares by the per share amount of the dividends. Furthermore, such dividends, although in effect a return of capital, are subject to Federal income taxes. Therefore, prior to purchasing shares of the Fund, the investor should carefully consider the impact of dividends, including capital gain dividends, which are expected to be or have been announced.

Special Rules for Certain Foreign Currency Transactions

      In general, gains from foreign currencies and from foreign currency options, foreign currency futures and forward foreign exchange contracts relating to investments in stock, securities or foreign currencies will be qualifying income for purposes of determining whether the Fund qualifies as a RIC. It is currently unclear, however, who will be treated as the issuer of a foreign currency instrument or how foreign currency options, futures and forward foreign currency contracts will be valued for purposes of the RIC diversification requirements applicable to the Fund.

      Under Code Section 988, special rules are provided for certain transactions in a foreign currency other than the taxpayer's functional currency (i.e., unless certain rules apply, currencies other than the U.S. dollar). In general, foreign currency gains or losses from certain debt instruments, from certain forward contracts, from futures contracts that are not "regulated futures contracts" and from unlisted options will be treated as ordinary income or loss under Code Section 988. In certain circumstances, the Corporation, on behalf of the Fund, may elect capital gain or loss treatment for such transactions. In general, however, such Code Section 988 gains or losses will increase or decrease the amount of the Fund's investment company taxable income available to be distributed to shareholders as ordinary income. Additionally, if Code Section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make any ordinary income dividend distributions, and all or a portion of distributions made before the losses were realized but in the same taxable year would be recharacterized as a return of capital to shareholders, thereby reducing the basis of each shareholder's basis in the Fund shares (assuming the shares were held as a capital asset). These rules, however, will not apply to certain transactions entered into by the Fund solely to reduce the risk of currency fluctuations with respect to its investments.

      The Fund may effect forward foreign exchange transactions that are subject to the provisions of Code Section 1256. Such forward foreign exchange contracts that are "Section 1256 contracts" will be "marked to market" for Federal income tax purposes at the end of each taxable year, i.e., each forward foreign exchange contract will be treated as sold for its fair market value on the last day of the taxable year. In general, if the Fund is eligible and the Corporation, on behalf of the Fund, makes a special election, gain or loss from transactions in forward foreign exchange contracts subject to Code Section 1256 will be 60% long-term and 40% short-term capital gain or loss. Application of these rules to Section 1256 contracts held by the Fund may alter the timing and character of distributions to shareholders. The mark-to-market rules outlined above, however, will not apply to certain transactions entered into by the Fund solely to reduce the risk of changes in price or interest rates with respect to its investments.

      Code Section 1092, which applies to certain "straddles," may affect the taxation of the Fund's sales of securities and transactions in forward foreign exchange contracts. Under Section 1092, the Fund may be required to postpone recognition for tax purposes of losses incurred in certain sales of securities and certain closing transactions in forward foreign exchange contracts.

      The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury Regulations promulgated thereunder. The Code and the Treasury Regulations are subject to change by legislative, judicial or administrative action either prospectively or retroactively.

      Ordinary income and capital gain dividends may also be subject to state and local taxes.

      Certain states exempt from state income taxation dividends paid by RICs which are derived from interest on U.S. Government obligations. State law varies as to whether dividend income attributable to U.S. Government obligations is exempt from state income tax.

      Shareholders are urged to consult their own tax advisors regarding specific questions as to Federal, foreign, state or local taxes. Foreign investors also should consider applicable foreign taxes in their evaluation of an investment in the Fund.

PERFORMANCE DATA

      The Corporation may from time to time include the Fund's average annual total return in advertisements or information furnished to present or prospective shareholders. The performance of the Fund may be compared in publications to the performance of various indices and investments for which reliable performance data is available. The performance of the Fund may be compared in publications to averages, performance rankings, or other information prepared by recognized mutual fund statistical services. Total return figures are based on the Fund's historical performance and are not intended to indicate future performance. Average annual total return is determined separately for Class A shares, Class B shares, and Class Z shares in accordance with a formula specified by the Securities and Exchange Commission.

      Average annual total return quotations for the specified periods are computed by finding the average compounded rates of return (based upon net investment income and any realized or unrealized capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the redeemable value of such investment at the end of each period. Average annual total return is computed assuming all dividends and distributions are reinvested and taking into account all applicable recurring and nonrecurring expenses, including the maximum initial sales charge in the case of Class A shares and the contingent deferred sales charge for Class B shares that would be applicable to a complete redemption of the investment at the end of the specified period. Change in foreign currency exchange rates have affected the Fund's performance for certain of the specified periods. The Fund's average annual total return will vary depending upon market conditions, the securities comprising the Fund's portfolio, the Fund's operating expenses, net of expense reimbursement (see page 10), changes in foreign currency exchange rates and the amount of net capital gains or losses realized and unrealized by the Fund during this period. An investment in the Fund will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost. On occasion, the Fund may compare its average annual total return to various indices, including those comprised of Pacific Basin securities.

      Set forth below is the Fund's average annual total return information for the periods indicated:

                                                 One Year         Five Years        Ten Years     July 8, 1985 (a)
                                                   Ended             Ended            Ended              to
  Average Annual Total Return                 March 31, 2001    March 31, 2001   March 31, 2001    March 31, 2001
  ---------------------------                 --------------    --------------   --------------    --------------
Class A .............................             (37.4%)             N/A              N/A               N/A
Class B .............................             (37.8%)             N/A              N/A               N/A
Class Z+ ............................             (37.3%)           (6.1%)            0.0%              8.9%

----------
(a)   Commencement of operations
+ Does not include an initial sales charge. Class Z shares represent the performance of the original no-loads shares of the Fund prior to the multi-class conversion (June 17, 1999). Shares issued and outstanding at the time of the multi-class conversion were converted into Class Z shares.

GENERAL INFORMATION

Organization of the Fund

      The Fund is the only existing series of the Corporation, a series-type investment company incorporated under Maryland law on March 14, 1985. The Corporation has an authorized capital of 200,000,000 shares of common stock, par value $0.10 per share, of which 150,000,000 shares are initially classified as one series, namely the Fund, consisting of three classes, designated Class A, Class B and Class Z common stock, each of which consists of 50,000,000 shares and the remainder of 50,000,000 shares are not classified as to any class or series. Shares of Class A, Class B and Class Z common stock represent interests in the same assets of the Fund and are identical in all respects, except that

      o Class A shares are subject to an initial sales charge and bear certain expenses related to the shareholder services and distribution associated with such shares;

      o Class B shares are subject to a contingent deferred sales charge, and bear certain expenses related to the shareholder services and distribution associated with such shares and may be subject to lower shareholder services and distribution expenses when they are converted to Class A shares after eight years; and

      o Class Z shares are not subject to either an initial sales charge or on-going shareholder services and distribution expenses.

      Class A and Class B shareholders have exclusive voting rights with respect to matters relating to that class' shareholder services and distribution expenditures, as applicable. See the "Purchase of Fund Shares." The Board of Directors of the Corporation may classify and reclassify the shares of the Fund and of the Corporation into additional classes or series of common stock at a future date.

      Shareholders are entitled to one vote for each share held and fractional votes for fractional shares held and will vote on the election of the Board of Directors of the Corporation and any other matter submitted to a shareholder vote. The Fund does not intend to hold meetings of shareholders in any year in which the Investment Company Act of 1940 does not require shareholders to act upon (i) the election of directors, (ii) the approval of management and investment advisory agreements, (iii) the approval of a distribution agreement, and (iv) the ratification of the selection of independent auditors. Also, the By-laws of the Corporation require that a special meeting of stockholders be held upon the written request of shareholders of the Fund as required by Maryland corporate law and the Investment Company Act of 1940. Voting rights for each Director are not cumulative. Shares issued are fully paid and nonassessable and have no preemptive rights. Shares have the conversion features described in this Statement of Additional Information. Each share of common stock is entitled to participate equally in dividends and distributions declared by the Fund and in the net assets of the Fund upon liquidation or dissolution after satisfaction of outstanding liabilities except, as noted above, the Class A and Class B shares bear certain additional expenses.

      As of June 30, 2001, Ms. Barbara H. Stanton, 133 East 64 Street, New York, N.Y. 10021-7045, owned 9.1% of the Class Z shares of the Fund and Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, New York, N.Y. 10038-4936, owned 98.5% of the Class A shares and 98.5% of the Class B shares of the Fund, and therefore, may, for certain purposes, be deemed to control the Fund and be able to affect the outcome of certain matters presented for a vote of shareholders.

Independent Accountants

      PricewaterhouseCoopers LLP has been selected as the independent accountants of the Fund. The selection of the independent accountants is subject to the approval by the non-interested Directors of the Fund. The independent accountants audit the annual financial statements of the Fund and provide tax accounting services to the Fund.

Custodian and Transfer Agent

      State Street Bank and Trust Company (the "Custodian" or "Transfer Agent") acts as custodian of the Fund's assets and as its transfer agent. The Custodian, under its contract with the Fund, is authorized to establish separate accounts in foreign currencies and to cause securities of the Fund to be held in separate accounts with sub-custodians outside of the U.S. The sub-custodians include certain foreign banks and securities depositories. The Custodian and sub-custodians are responsible for safeguarding the Fund's cash and securities, handling the receipt and delivery of securities and collecting dividends on the Fund's investments. The Transfer Agent is responsible for the issuance, transfer and redemption of shares and the opening, maintenance and servicing of shareholder accounts.

Legal Counsel

      Sidley Austin Brown & Wood LLP, New York, New York, is counsel for the
Fund.

Reports to Shareholders

      The fiscal year of the Corporation ends on March 31 each year. The Corporation sends to its shareholders at least semi-annually reports showing the Fund's portfolio and other information. An annual report, containing financial statements together with the report of independent accountants, is sent to shareholders each year. After the end of each calendar year, the shareholders will receive Federal income tax information regarding any dividends and capital gains distributions.

Additional Information

      The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement and the exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, to which reference is hereby made.

FINANCIAL STATEMENTS

      The Corporation's audited financial statements are incorporated in this Statement of Additional Information by reference to its 2001 annual report to shareholders. The annual report contains additional performance information and will be made available to investors upon request and without charge. You may request a copy of the annual report at no charge by calling 1-800-833-0018 between 9:00 a.m. and 5:00 p.m. on any business day.

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Investment Objective and Policies ......................................       2
      Special Considerations and Risks .................................       4
      Investment Restrictions ..........................................       5
      Portfolio Turnover ...............................................       7
Management of the Fund .................................................       7
      Directors and Officers ...........................................       7
      Compensation of Directors ........................................       8
      Management and Investment Advisory
         Arrangements ..................................................       9
Purchase of Fund Shares ................................................      10
      Sales Without Initial Sales Charges or
         Contingent Deferred Sales Charges .............................      12
      Contingent Deferred Sales Charge .................................      14
Distribution Plans .....................................................      15
Redemption of Fund Shares ..............................................      15
      Redemption .......................................................      16
      Repurchase .......................................................      17
      Reinstatement Privilege ..........................................      17
Pricing of Fund Shares .................................................      17
      Determination of Net Asset Value .................................      17
      Computation of Offering Price Per Share ..........................      18
Portfolio Transactions and Brokerage ...................................      18
Shareholder Services ...................................................      20
      Investment Accounts ..............................................      20
      Reinvestment of Dividends and Capital
        Gains Distributions ............................................      20
      Retirement Plans .................................................      20
Dividends, Distributions and Taxes .....................................      20
      Special Rules for Certain Foreign
        Currency Transactions ..........................................      23
Performance Data .......................................................      24
General Information ....................................................      24
      Organization of the Fund .........................................      24
      Independent Accountants ..........................................      25
      Custodian and Transfer Agent .....................................      25
      Legal Counsel ....................................................      25
      Reports to Shareholders ..........................................      26
      Additional Information ...........................................      26
Financial Statements ...................................................      26
                                                                              --

================================================================================

================================================================================

                              Nomura Pacific Basin
                                   Fund, Inc.

                                     [LOGO]

                             Statement of Additional
                                   Information

                                  July 27, 2001

================================================================================

                            PART C. OTHER INFORMATION

Item 23. Exhibits.

  Exhibit
   Number                                 Description
 ---------                                -----------
    1(a)      --Amended and Restated Articles of Incorporation. (a)
     (b)      --Articles Supplementary. (a)
    2         --By-Laws of Registrant. (a)
    3         --Copies of all instruments defining the rights of holders of the securities being registered, including relevant portions of the Registrant's Articles of Incorporation and By-Laws. (c)
    4(a)      --Form of Management Agreement between Registrant and Nomura Asset
                Management U.S.A. Inc.
     (b)      --Form of Investment Advisory Agreement between Nomura Asset
                Management U.S.A. Inc. and Nomura Asset Management Co., Ltd.
     (c)      --Form of Investment Advisory Agreement between Nomura Asset
                Management U.S.A. Inc. and Nomura Asset Management Singapore
                Ltd.
    5(a)      --Form of Distribution Agreement between Registrant and Funds
                Distributor, Inc. (b)
    5(b)      --Form of Selling Agreement (b)
    6         --None.
    7(a)      --Custody Contract between Registrant and State Street Bank and
                Trust Company. (a)
     (b)      --Amendment to the Custodian Contract dated April 1997. (a)
     (c)      --Amendment to the Custodian Contract dated April 12, 1989. (a)
     (d)      --Amendment to the Custodian Contract, executed in 1987. (a)
     (e)      --Amendment to the Custodian Contract dated March 7, 1986. (a)
     (f)      --Data Access Services Addendum to Custodian Contract. (a)
     (g)      --Amendment to the Custodian Contract, dated August 00, 2001.
    8(a)      --Transfer Agency Agreement between Registrant and State Street
                Bank and Trust Company. (b)
     (b)      --Expense Reimbursement Agreement between the Registrant and
                Nomura Asset Management U.S.A. Inc. (a)
     (c)      --Form of Services Agreement between the Registrant and Funds
                Distributor, Inc. (b)
    9         --Opinion and Consent of Brown & Wood LLP, counsel to the
                Registrant. (b)
    10        --Consent of PricewaterhouseCoopers LLP, independent accountants for the Registrant.
    11        --None.
    12        --Certificate of Nomura Securities International, Inc. (a)
    13        --Form of Distribution Plan. (b)
    14        --Financial Data Schedule.
    15        --Multiple Class Plan pursuant to Rule 18f-3. (a)
    16        --Code of Ethics

----------
(a) Filed as an Exhibit to Post-Effective Amendment No. 15 to the Registrant's Registration Statement on Form N-1A filed on May 28, 1999.
(b) Filed as an Exhibit to Post-Effective Amendment No. 16 to the Registrant's Registration Statement on Form N-1A Filed on July 30, 1999.
(c)   Reference is made to Article IV, Article V (Section 3), Article VI, and
      Article VII of the Registrant's Amended and Restated Articles of Incorporation, as amended and supplemented, filed as Exhibits 1(b) and 1(c) to this Registration Statement; Article II, Article III (Sections 1, 2, 3, 5, and 6), Article VI, Article VII, Article XII, Article XIII, and
      Article XIV of the Registrant's By-Laws filed as Exhibit 2 to this Registration Statement.

Item 24. Persons Controlled by or under Common Control with Registrant.

      None.

Item 25. Indemnification.

      Reference is made to Article VI of Registrant's Articles of Incorporation,
Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the form of Distribution Agreement.

      Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, subject to the provisions of the Investment Company Act of 1940. The Registrant has been advised that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel of non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

      The Registrant may purchase insurance on behalf of an officer or director protecting such person, to the full extent permitted under the General Laws of the State of Maryland, from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

      Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement;
(ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

      In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 26. Business and Other Connections of Investment Advisors.

      Pursuant to the management and advisory arrangements described in the Prospectus constituting Part A of the Registration Statement and in the Statement of Additional Information constituting Part B of the Registration Statement, the Registrant's Manager, Nomura Asset Management U.S.A. Inc. ("NAM-U.S.A."), is responsible for providing the Registrant with advisory services. The Manager has entered into Investment Advisory Agreements with Nomura Asset Management Co., Ltd. ("NAM") and Nomura Asset Management Singapore Ltd. ("NAM-Singapore").

      (a) NAM-U.S.A. provides investment advisory services both to United States and foreign clients. NAM-U.S.A. also acts as an investment advisor to Japan OTC Equity Fund, Inc. and Korea Equity Fund, Inc., registered closed-end investment companies. The principal address of NAM-U.S.A. is 180 Maiden Lane, New York, New York 10038-4936.

      Set forth below is a list of each executive officer and director of NAM-U.S.A. indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since March 31, 1999 for his own account or in the capacity of director, officer, partner or trustee.

                                                                                Other Substantial Business,
      Name                        Position with NAM-U.S.A.                  Profession, Vocation or Employment
      ----                        ------------------------                  ----------------------------------
Kazuhiko Hama ..............     President and Director                Management Executive of NAM from 2000 to
                                                                          June 2001; Senior Officer of NAM from 1999
                                                                          to 2000; Director of NAM (formerly The
                                                                          Nomura Securities Investment Trust
                                                                          Management Co., Ltd.) from 1996 to 1998.

Keisuke Haruguchi ..........     Senior Vice President, Treasurer      None.
                                   and Director

Marti G. Subrahmanyam ......     Director                              Professor, Stern School of Business, New York
                                                                          University since 1974.

John J. Boretti ............     Senior Vice President and             None.
                                   Compliance Officer

Michael A. Morrongiello ....     Senior Vice President                 None.

Kenneth L. Munt ............     Senior Vice President                 Senior Vice President of Middlesex Mutual
                                   and Corporate Secretary                 Assurance Co. from 1996 to 1999.

David G. Stoeffel ..........     Senior Vice President                 None.

      (b) NAM provides investment advisory services to Japanese and international clients. NAM is an investment advisor to Japan OTC Equity Fund, Inc. and Korea Equity Fund, Inc., registered closed-end investment companies. The principal address of NAM is 1-14, 2 chome, Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan.

      Set forth below is a list of the principal officers and directors of NAM indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since March 31, 1999 for his own account or in the capacity of director, officer, partner or trustee.

                                                                                 Other Substantial Business,
          Name                     Position with NAM                         Profession, Vocation or Employment
          ----                     -----------------                         ----------------------------------
Akira Kiyokawa ............     President and Chief Executive          President of NAM from 1999 to 2000. President
                                   Officer                                of The Nomura Trust and Banking Co., Ltd.
                                                                          from 1993 to 1999.
Atsuhi Kinebuchi ..........     Executive Vice President               Executive Managing Director of NAM from 1994
                                                                          to 2000.
Takanori Tanabe ...........     Director and Principal Executive       Executive Managing Director of NAM from 1995
                                   Officer                                to 2000.
Hisaaki Hino ..............     Director and Principal Executive       Executive Managing Director of NAM from 1999
                                   Officer                                to 2000. Senior Executive Officer of NAM
                                                                          from 1998 to 1999. Director of Morgan Trust
                                                                          Bank from 1993 to 1998.
Takanori Shimizu ..........     Director and Senior Executive          Senior Executive Officer of NAM from 1998 to
                                   Officer                                2000. Managing Director of NAM from 1997
                                                                          to 1998.
Akio Nakaniwa .............     Director and Senior Executive          Senior Executive Officer of NAM from 1998 to
                                   Officer                                2000. Director of The Nomura Securities Co.,
                                                                          Ltd. from 1994 to 1998.
Masato Tanaka .............     Director and Senior Executive          Executive Officer of NAM from 1999 to 2000.
                                   Officer                                General Manager of The Nomura Securities Co.,
                                                                          Ltd.  from 1996 to 1999.
Yukio Suzuki ..............     Senior Executive Officer               Executive Officer of NAM from 1999 to 2000.
                                                                          Director of The Nomura Securities Co., Ltd.
                                                                          from 1997 to 1999.
Yasunobu Watase ...........     Senior Executive Officer               Executive Officer of NAM from 1999 to 2000.
                                                                          Director of The Nomura Securities Co., Ltd.
                                                                          from 1997 to 1999.
Takahide Mizuno ...........     Senior Executive Officer               Executive Officer of NAM from 1998 to 2000.
                                                                          Director of NAM from 1997 to 1998.
Mitsunori Minamio .........     Executive Officer                      Director of NAM from 1997 to 1998.
Takashi Harino ............     Executive Officer                      Managing Director of Nomura Asset Management
                                                                          U.K. Limited in 1999. Director of NAM from
                                                                          1997 to 1998.
Yuji Miyachi ..............     Executive Officer                      Investment Officer of NAM in 1998. Director of
                                                                          Research of The Sumitomo Trust and Banking
                                                                          Co., Ltd. from 1995 to 1998.
Masami Kitaoka ............     Executive Officer                      Officer of NAM from 1998 to 2000. Director of
                                                                          NAM from 1994 to 1998.
Toshiki Sada ..............     Executive Officer                      Director of Financial Research Center of The
                                                                          Nomura Securities Co., Ltd. from 1998 to
                                                                          2000. General Manager of The Nomura
                                                                          Securities Co., Ltd. from 1997 to 1998.
Kazuhiro Yamashita ........     Executive Officer                      General Manager of The Nomura Securities Co.,
                                                                          Ltd. from 1997 to 2000.

                                                                          Other Substantial Business,
      Name                      Position with NAM                     Profession, Vocation or Employment
      ----                      -----------------                     ----------------------------------
Shigeru Fujinuma ..........     Executive Officer                Director of NAM-Singapore since 2000. General
                                                                    Manager of The Nomura Securities Co., Ltd.
                                                                    from 1998 to 2000. Deputy Director of
                                                                    Financial Research Center of The Nomura
                                                                    Securities Co., Ltd. in 1998.
Hirokatsu Ogawa ...........     Executive Officer                General Manager of Nomura Research Institute
                                                                    Ltd. from 1993 to 2000.

      (c) NAM-Singapore provides investment advisory services relating to Pacific Basin securities to institutional clients, including pension and profit sharing plans. The principal address of NAM-Singapore is 6 Battery Road, Singapore 049909.

      Set forth below is a list of each executive officer and director of NAM-Singapore indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since March 31, 1999 for his own account or in the capacity of director, officer, partner or trustee.

                                  Position with                            Other Substantial Business,
      Name                        NAM-Singapore                        Profession, Vocation or Employment
      ----                        -------------                        ----------------------------------
Yoshimitsu Matsuki ........     Managing Director                Investment Officer, Fixed Income Department
                                                                    from 1998 to 2000.
Hirokazu Maki .............     Director                         Deputy General Manager, Clearing Department
                                                                    of The Nomura Securities Co., Ltd. from 1998
                                                                    to 1999, Senior Manager of NAM from
                                                                    February 2000 to March 2000.

Item 27. Principal Underwriters.

      (a) Funds Distributor, Inc. (the "Distributor") acts as principal underwriter for the following investment companies (other than the Fund).

       The Brinson Funds
       Dresdner RCM Capital Funds, Inc.
       Dresdner RCM Global Funds, Inc.
       Dresdner RCM Investment Funds Inc.
       GMO  Trust
       LaSalle Partners Funds, Inc.
       LMCG Funds
       Merrimac Series
       Monetta Fund, Inc.
       Monetta Trust
       The Montgomery Funds I
       The Montgomery Funds II
       The Munder Framlington Funds Trust
       The Munder Funds Trust
       The Munder Funds, Inc.
       National Investors Cash Management Fund, Inc.
       The Saratoga Advantage Trust
       SG Cowen Funds, Inc.
       SG Cowen Income + Growth Fund, Inc.
       SG Cowen Standby Reserve Fund, Inc.

       SG Cowen Standby Tax-Exempt Reserve Fund, Inc.
       SG Cowen Series Funds, Inc.
       The Skyline Funds
       TD Waterhouse Family of Funds, Inc.
       TD Waterhouse Trust
       UAM Funds, Inc.
       UAM Funds, Inc. II
       UAM Funds Trust

      Funds Distributor, Inc. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers. Funds Distributor, Inc. is located at 60 State Street, Suite 1300, Boston, Massachusetts 02109. Funds Distributor, Inc. is an indirect wholly-owned subsidiary of BISYS Group, Inc.

      (b) The following is a list of the executive officers, directors and partners of Funds Distributor, Inc.

       Director .........................................   Lynn C. Mangurn
       Director and Treasurer ...........................   Dennis Sheehan
       President ........................................   William Tonko
       Executive Vice President and Supervising Principal   Marie E. Connolly
       Chief Financial Officer ..........................   Olu T. Lawal
       Vice President and Chief Compliance Officer ......   Patrick McKeon
       Vice President ...................................   Charles Booth
       Vice President ...................................   Margaret W. Chambers
       Secretary ........................................   Kevin J. Dell

Item 28. Location of Accounts and Records.

      All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained at the offices of the Registrant (180 Maiden Lane, New York, New York 10038-4936) and State Street Bank and Trust Company (P.O. Box 8500, North Quincy, Massachusetts 02171-8500).

Item 29. Management Services.

      Other than as set forth under the caption "Management of the Fund" in the Prospectus constituting Part A of the Registration Statement and under "Management and Investment Advisory Arrangements" in the Statement of Additional Information constituting Part B of the Registration Statement, Registrant is not a party to any management-related service contract.

Item 30. Undertakings.

      The Registrant undertakes to furnish to each person to whom a prospectus is delivered a copy of the Registrant's annual report to shareholders, upon request and without charge.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York, on the 27th day of July 2001.

                                   NOMURA PACIFIC BASIN FUND, INC.
                                    (REGISTRANT)


                                      By            /s/ KAZUHIKO HAMA
                                        ----------------------------------------
                                                (Kazuhiko Hama, President)

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  Signature                              Title                        Date
                  ---------                              -----                        ----
                 KAZUHIKO HAMA*                  Director and President
-----------------------------------------         (Principal Executive Officer)
               (Kazuhiko Hama)


         /s/  JOHN J. BORETTI                    (Principal  Financial and        July 27, 2001
-----------------------------------------          Accounting Officer)
              (John J. Boretti)


          WILLIAM G. BARKER, JR.*                Director
-----------------------------------------
         (William G. Barker, Jr.)


              CHOR WENG TAN*                     Director
-----------------------------------------
              (Chor Weng Tan)


             ARTHUR R. TAYLOR*                   Director
-----------------------------------------
            (Arthur R. Taylor)


             JOHN  F. WALLACE *                  Director
-----------------------------------------
             (John F. Wallace)


*By:         /s/ KAZUHIKO HAMA                                                    July 27, 2001
-----------------------------------------
      (Kazuhiko Hama, Attorney-in-Fact)

                               POWER OF ATTORNEY

      The undersigned, the Directors of each of the registered investment companies listed below, hereby authorize Kazuhiko Hama, John J. Boretti and David G. Stoeffel or any of them, as attorney-in-fact, to sign on his behalf in the capacities indicated on any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: Korea Equity Fund, Inc., Japan OTC Equity Fund, Inc. and Nomura Pacific Basin Fund, Inc.

      Dated: July 27, 2001


             /s/ KAZUHIKO HAMA
-----------------------------------------------
               Kazuhiko Hama
(President and Principal Executive Officer)


        /s/ WILLIAM G. BARKER, JR.
-----------------------------------------------
          William G. Barker, Jr.
                (Director)


             /s/ CHOR WENG TAN
-----------------------------------------------
               Chor Weng Tan
                (Director)


           /s/ ARTHUR R. TAYLOR
-----------------------------------------------
             Arthur R. Taylor
                (Director)


            /s/ JOHN F. WALLACE
-----------------------------------------------
              John F. Wallace
                (Director)

EXHIBIT INDEX

 Exhibit
 Number
--------
    4(a)      --Form of Management Agreement between Registrant and Nomura Asset
                Management U.S.A. Inc.
     (b)      --Form of Investment Advisory Agreement between Nomura Asset
                Management U.S.A. Inc. and Nomura Asset Management Co., Ltd.
     (c)      --Form of Investment Advisory Agreement between Nomura Asset
                Management U.S.A. Inc. and Nomura Asset Management Singapore
                Ltd.
    7(g)      --Amendment to the Custodian Contract, dated August 00, 2001.
    10        --Consent of PricewaterhouseCoopers LLP, independent accountants for the Registrant.
    16        --Code of Ethics